Exhibit 99.1

Wi-LAN Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders of Wi‑LAN INC. (“WiLAN”) will be held on Wednesday, May 13, 2015 at 10:00 a.m. (Ottawa, Ontario time) at the Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, K2K 2W2 (the “Meeting”), for the following purposes:

1.	to receive WiLAN’s financial statements for the fiscal year ended December 31, 2014, together with the report of WiLAN’s auditors thereon;

2.	to elect the members of WiLAN’s Board of Directors (the “Board”);

3.	to appoint WiLAN’s auditors and to authorize the Board to fix the auditors’ remuneration;

4.

to consider and, if thought appropriate, to approve, with or without variation, an ordinary resolution, as set forth in the Circular, to increase the maximum number of WiLAN common shares issuable pursuant to WiLAN’s Employee Stock Purchase Plan by 300,000 common shares; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Circular and a form of proxy accompany this Notice.

The Board has specified that proxies used at the Meeting or at any adjournment of the Meeting must be deposited with WiLAN’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894 or with WiLAN’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 or (416) 263-9524 and in any such case, not later than 10:00 a.m. (Ottawa, Ontario time) on May 11, 2015 or the last business day preceding any adjournment of the Meeting.

DATED at Ottawa, Ontario this 13th day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Skippen

President & Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to WiLAN’s Corporate Secretary or to Computershare in the envelope provided for that purpose or by fax, in any such case not later than 10:00 a.m. (Ottawa, Ontario time) on May 11, 2015 or the last business day preceding any adjournment of the Meeting. To be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.

Wi-LAN Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders of Wi‑LAN INC. (“WiLAN”) will be held on Wednesday, May 13, 2015 at 10:00 a.m. (Ottawa, Ontario time) at the Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, K2K 2W2 (the “Meeting”), for the following purposes:

6.	to receive WiLAN’s financial statements for the fiscal year ended December 31, 2014, together with the report of WiLAN’s auditors thereon;

7.	to elect the members of WiLAN’s Board of Directors (the “Board”);

8.	to appoint WiLAN’s auditors and to authorize the Board to fix the auditors’ remuneration;

9.

to consider and, if thought appropriate, to approve, with or without variation, an ordinary resolution, as set forth in the Circular, to increase the maximum number of WiLAN common shares issuable pursuant to WiLAN’s Employee Stock Purchase Plan by 300,000 common shares; and

10.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Circular and a form of proxy accompany this Notice.

The Board has specified that proxies used at the Meeting or at any adjournment of the Meeting must be deposited with WiLAN’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894 or with WiLAN’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 or (416) 263-9524 and in any such case, not later than 10:00 a.m. (Ottawa, Ontario time) on May 11, 2015 or the last business day preceding any adjournment of the Meeting.

DATED at Ottawa, Ontario this 13th day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Skippen

President & Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to WiLAN’s Corporate Secretary or to Computershare in the envelope provided for that purpose or by fax, in any such case not later than 10:00 a.m. (Ottawa, Ontario time) on May 11, 2015 or the last business day preceding any adjournment of the Meeting. To be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.

Wi-LAN Inc.

Management Information Circular

April 13, 2015

This Management Information Circular (this “Circular”) and the accompanying form of proxy (the “Proxy”) are being sent in advance of the Annual and Special Meeting of Shareholders (the “Meeting”) of Wi-LAN Inc. (“WiLAN” or the “Corporation”) to be held at 10:00 a.m. (Ottawa, Ontario time) on Wednesday, May 13, 2015 at the Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, K2K 2W2. Except as otherwise stated, the information contained in this Circular is given as of March 31, 2015.

This Circular includes information that WiLAN is required to disclose to shareholders and also describes and explains the business to be transacted and the matters to be voted on at the Meeting.

All dollar amounts in this Circular are in United States dollars unless otherwise specified. Unless otherwise noted, all Canadian dollar amounts have been converted into United States dollars at the following Bank of Canada average rates:

Fiscal 2014:CDN$1.00 = US$0.9055

Fiscal 2013:CDN$1.00 = US$0.9712

Fiscal 2012:CDN$1.00 = US$1.0003

Any Canadian dollar amounts in this Circular are indicated by the use of the prefix “CDN” before a specified dollar amount. Unless otherwise specified, Toronto Stock Exchange (“TSX”) closing market prices for common shares in the capital of WiLAN (“Common Shares”) for any specified date are provided in United States dollars, converted from Canadian dollars at the Bank of Canada closing exchange rate on the date specified.

Due to rounding associated with foreign exchange calculations in this Circular, United States dollar amounts may not add up precisely, and some data may differ slightly between tables presenting similar information.

Notice to United States Shareholders

The solicitation of proxies by WiLAN is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the US should be aware that such requirements are different than those of the US applicable to proxy statements under the US Exchange Act.

The Proxy

The Proxy is being solicited by WiLAN’s management for use at the Meeting and at any adjournment of the Meeting. In addition to using the mail to solicit proxies, WiLAN’s directors, officers, employees and agents may solicit proxies by telephone, in writing or in person. WiLAN will pay for all costs of proxy solicitation.

The persons named in the Proxy are WiLAN officers. You have the right to appoint a person or company (who need not be a shareholder of WiLAN) to represent you at the Meeting other than the persons designated in the Proxy. You may do so either by following the instructions set out in the Proxy, or by completing another proxy. A shareholder wishing to be represented by proxy at the Meeting or at any adjournment of the Meeting must, in all cases, deliver the completed Proxy to WiLAN’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894, or to WiLAN’s transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by fax to Computershare at 1-866-249-7775 or (416) 263-9524, no later than 10:00 a.m. (Ottawa, Ontario time) on May 11, 2015 or the last business day preceding any adjournment of the Meeting.

Revoking Your Proxy

In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy under sub-section 148(4) of the Canada Business Corporations Act (the “CBCA”) by stating clearly in writing that you want to revoke your proxy and by delivering the written statement to WiLAN’s Corporate Secretary or to Computershare in any of the manners described above, in either case at any time up to 10:00 a.m. (Ottawa, Ontario time) on May 11, 2015 or the last business day preceding any adjournment of the Meeting at which your proxy is to be used, or with the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting and, in either case, your original proxy will be revoked. If your written statement revoking your proxy is delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting, the revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to your original proxy.

Voting Your Proxy

The officers of WiLAN named in the Proxy or any other person properly appointed by you as a proxy will vote or withhold from voting any Common Shares held by you and in respect of which they have been appointed proxy holders in accordance with your directions on the Proxy.

In the absence of any direction from you, your Common Shares will be voted as follows:

•	FOR the election of the directors named in this Circular;

•	FOR the appointment of the auditors of the Corporation named in this Circular; and

•

FOR the approval of an ordinary resolution of the shareholders to increase the maximum number of Common Shares issuable pursuant to WiLAN’s Employee Stock Purchase Plan (the “Purchase Plan”) by 300,000 Common Shares (the “Purchase Plan Resolution”);

all as more fully set forth in this Circular.

WiLAN management does not know of any amendment to the matters referred to in the accompanying Notice of Meeting or of any other business that will be presented at the Meeting. If any amendment or other business should properly be brought before the Meeting, however, the accompanying Proxy confers discretionary authority upon the persons named in the Proxy to vote upon any amendment or on such other business in accordance with their discretion.

Interest of Certain Persons in Matters to be Acted Upon

None of WiLAN’s directors or senior officers, or any associate or controlled corporation of any such person, has any direct or indirect material interest in any of the matters to be acted upon at the Meeting other than the election of directors.

Common Shares

Only the holders of record of Common Shares at the close of business on April 8, 2015 are entitled to receive notice of and vote at the Meeting. The failure of any shareholder to receive notice of a meeting of shareholders does not, however, deprive any such shareholder of a vote at the Meeting.

At March 31, 2015, 120,747,848 Common Shares were issued and outstanding, the holders of which are entitled to one (1) vote for each Common Share held.

Insofar as WiLAN’s directors and senior officers are aware, as at March 31, 2015, based on publically available information, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent (10%) of the Common Shares.

Advice to Non-registered Holders of Common Shares

Only registered holders of Common Shares, or the persons that they appoint as proxies, are permitted to attend and vote at the Meeting. In many cases, however, Common Shares are beneficially owned by a shareholder (a “Non-registered Holder”) and are registered either:

1.

in the name of an intermediary (an “Intermediary”) that the Non-registered Holder deals with in respect of the Common Shares such as, among others, banks, trust companies, securities dealers, or brokers and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans; or

2.	in the name of The Canadian Depository for Securities Limited of which an Intermediary is a participant.

The Notice of Meeting, the Proxy and this Circular are being sent to both registered owners and Non-registered Holders of Common Shares. If you are a Non-registered Holder and WiLAN or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

If you did not object to your Intermediary disclosing your name to WiLAN, you will receive the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) and a request for voting instructions from Computershare, WiLAN’s transfer agent. If you objected to your Intermediary disclosing your name, you will receive the Meeting Materials from your Intermediary, together with either a request for voting instructions or a form of proxy. Typically, Intermediaries will use a service company (such as Broadridge Investor Communication Solutions Canada) to forward the Meeting Materials to Non-registered Holders.

If you received these materials from Computershare Investor Services Inc.

By choosing to send these materials to you directly, WiLAN (and not the Intermediary holding on your behalf) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to Computershare, except that Computershare is not required to honour the revocation of your voting instructions unless the revocation is received by 10:00 a.m. (Ottawa, Ontario time) on May 11, 2015 or the last business day preceding any adjournment of the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting. You (or the other person) must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the request for voting instructions and contact WiLAN or Computershare promptly if you need assistance.

If you received these materials from your Intermediary

If you are a Non-registered Holder and have received the Meeting Materials from your Intermediary or their service company, you will receive either a request for voting instructions or a form of proxy. The purpose of these procedures is to permit Non-registered Holders to direct the voting of the Common Shares that they beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

A.	Request for Voting Instructions.

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your Intermediary, except that the Intermediary is not required to honour the revocation unless the revocation is received at least seven days before the meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on the your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with Computershare when you arrive at the Meeting.

or

B.	Form of Proxy.

The form of proxy has been signed by the Intermediary (typically by a fax, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you. Otherwise, the form of proxy will be incomplete.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “The Proxy” above.

If you wish to attend the Meeting and vote in person, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided.

To be valid, proxies must be deposited with WiLAN’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894, or to WiLAN’s transfer agent and registrar, Computershare, at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by fax to Computershare at 1-866-249-7775 or (416) 263-9524, no later than 10:00 a.m. (Ottawa, Ontario time) on May 11, 2015 or the last business day preceding any adjournment of the Meeting. You must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the document which you have received and contact your Intermediary promptly if you need assistance.

Presentation of Financial Statements

and Other Financial Information

WiLAN’s audited financial statements for the fiscal year ended December 31, 2014 (the “Financial Statements”) and the auditor’s report on the Financial Statements will be presented to shareholders at the Meeting. The Financial Statements are included in WiLAN’s 2014 Annual Report which has been mailed to shareholders who advised the Corporation or Computershare that they wished to receive it in accordance with applicable laws. In accordance with the provisions of the CBCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

WiLAN has filed an Annual Information Form (the “AIF”) for its 2014 fiscal year and its 2014 Annual Report on SEDAR at www.sedar.com that contain, among other things, all of the financial disclosure (including copies of the Financial Statements and management’s discussion and analysis of the Financial Statements) required under Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators. In particular, Item 8 of the AIF includes the information that is required to be disclosed in Form 52-110F1 of Multilateral Instrument 52-110.

ELECTION OF DIRECTORS

The persons named in the Proxy intend to vote FOR the election of the eight (8) nominees whose names are set forth below as members of WiLAN’s Board of Directors (the “Board”). Each director will hold office until the next annual meeting of WiLAN’s shareholders or until the election of such director’s successor, unless such director’s office is earlier vacated in accordance with WiLAN’s by-laws.

On March 5, 2013, the Board adopted a policy (the “Majority Voting Policy”) whereby any nominee in an uncontested election who received from the Common Shares voted in that election in person or by proxy a greater number of Common Shares withheld from voting than Common Shares voted in favour of his or her election, is expected to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Board will consider any such resignation and, within 90 days of receiving any such resignation, disclose by press release its decision whether to accept any such resignation and the reasons for its decision. See “Statement of Corporate Governance Practices – Majority Voting Policy”.

The Board recommends a vote “FOR” the election of each of its proposed nominees to serve on the Board until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by Management in the Proxy intend to vote FOR the election of directors of the proposed nominees whose names are set forth below, each of whom has been a member of the Board since the dates indicated on the following pages.

Board Term Limits

The Board does not believe it should limit the number of terms for which an individual may serve as a director on the Board. Directors who have served on the Board for a longer period of time are better able to provide valuable insight into WiLAN’s operations and future based on their experience with, and understanding of, the Corporation’s business, history, objectives, industry and challenges. The Board believes that imposing arbitrary term limits on directors would implicitly devalue continuity among Board members and risk excluding experienced Board members. The Board believes that a balance must be struck between ensuring fresh ideas and points of view on the Board, while retaining the insight, experience and other benefits of continuity provided by longer serving directors. On at least an annual basis, the Board and, in particular, the governance and nominating committee of the Board (the “Governance Committee”) each considers the participation and value of each Board member and makes recommendations to adjust Board membership when appropriate.

Board and Executive Officer Diversity

WiLAN is committed to diversity and inclusion at all levels in the workplace including on the Board. This includes a commitment to ensuring there are no systemic barriers or biases in the Corporation’s policies, procedures and practices. WiLAN believes that supporting a diverse workplace is a business imperative to attract and retain the brightest and most talented individuals.

Specific written policies and targets or quotas for gender or any other diversity representation have not, however, been adopted for WiLAN’s executive officers or Board due to the extremely small size of these groups (seven non-executive members of the Board and four senior executives) and the need to consider a balance of relevant criteria in each individual appointment. Each appointment to the Board and to executive office is made, and must be perceived as being made, on the absolute merits of the individual in question and the relevant needs of the Corporation at the time. In addition, targets or quotas based on specific criteria, including gender, have the potential to limit the Board’s ability to ensure that the overall composition of the Board and WiLAN’s executive officers meets the Corporation’s needs and those of its shareholders and, consequently, WiLAN has not set any such targets or quotas.

Of the nine nominees for election to the Board at the Meeting, one such nominee, Roxanne Anderson, is a woman; if Ms. Anderson is elected to the Board at the Meeting, 12.5% of the Board members generally, and 14.3% of the non-executive members of the Board, will be female. None of WiLAN’s four executive officers is female.

The Nominees

Set forth on the following pages is information relating to each person proposed to be nominated by management for election as a director at the Meeting. As discussed above, WiLAN does not have a term limit or retirement policy for its directors. The information provided below has been provided to us by the individuals themselves and has not been independently verified.

The information on the following pages includes the numbers of Common Shares, deferred stock units (“DSUs”) under the DSU Plan, restricted stock units (“RSUs”) under WiLAN’s 2007 Restricted Share Unit Plan (the “RSU Plan”) and options (“Options”) under the Corporation’s 2001 Share Option Plan (the “Option Plan”) that each person nominated for election to the Board has advised WiLAN are beneficially owned, directly or indirectly, or over which control or discretion is exercised, by such person as at December 31, 2014.

The information on the following pages also indicates whether each such person is a member of the Board’s audit committee (the “Audit Committee”), compensation committee (the “Compensation Committee”) or the Governance Committee; the Board does not have an executive committee.

Roxanne Anderson, Ottawa  ON, Canada

Ms. Anderson is the CEO of March Advisory Inc. which specializes in transformation and turnaround mandates.  Ms. Anderson has over 25 years of corporate transformation and turnaround experience, including strategic reviews, financial and operational transformation, turnarounds, risk management and governance across a number of industries but with an emphasis on technology.

From September 1985 to July 2012, Ms. Anderson was with PricewaterhouseCoopers LLP where she held various roles including Managing Partner of the National Federal Government Services Practice and Managing Partner of the Ottawa office. Since September 2006, Ms. Anderson has been on the Board of Directors of the University of Ottawa Institute of Mental Health Research and since 2012 she has been the Chair of that Board. Since May 2014, Ms. Anderson has been an Advisory Board Member of TruReach Health Inc., a mental wellness company.

Ms. Anderson holds B.Comm. and M.B.A. degrees from McMaster University, Hamilton ON, Canada, and is a Chartered Accountant and Chartered Professional Accountant in the Province of Ontario, Canada and a Chartered Director of the Institute of Corporate Directors .

Director since: N/A Age: 54 Independent

Areas of Expertise: Finance, Accounting, Strategic Planning, Corporate Governance, Risk Management, Corporate Transformation & Turnaround, Leadership

Attendance at Board Meetings:
Jan 29 2014	Feb 11 2014	Apr 2 2014	Apr 29 2014	May 14 2014	May 16 2014	July 29 2014	Aug 28 2014	Sept 30 2014	Oct 28 2014	Dec 4 2014
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Attendance at Committee Meetings:
Audit	Comp	Gov/Nom	Comp	Audit	Gov/Nom	Audit	Comp	Audit	Gov/Nom	Comp
Jan 29 2014	Jan 29 2014	Jan 29 2014	Apr 28 2014	Apr 29 2014	May 15 2014	July 29 2014	Sept 4 2014	Oct 28 2014	Nov 24 2014	Dec 22 2014
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on December 31, 2014:
Common Shares: 3,000 DSUs: 0 RSUs: 0				Market Value of Common Shares and DSUs at December 31, 2014 (TSX closing price $3.00 (1)): $9,000 Minimum Share Ownership: Not Attained

(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date.

Options Held:
Date Granted		Expiry Date		Number Granted		Exercise Price	Unexercised		Value of In-the-Money Unexercised Options (1)
N/A		N/A		N/A		N/A	N/A		N/A

Public Board Membership During Past Five Years: None

Public Board Interlocks: None

Voting Results of June 18, 2014 Annual General Meeting:
			Votes For:		Votes Withheld:			Total Votes Cast:
Number of Votes:			N/A		N/A			N/A
Percentage of Votes:			N/A		N/A			N/A

Robert S. Bramson, Conshohocken PA, USA

Mr. Bramson is a U.S. patent attorney having more than 50 years’ experience in patent prosecution, licensing and enforcement and has been a partner at Bramson & Pressman, a technology licensing law firm since 1996. Previously, among other positions, Mr. Bramson was employed at InterDigital Patents Corporation, the patent enforcement majority-owned subsidiary of InterDigital, Inc., as President and Chief Executive Officer for 3 years, at Unisys Corporation as Vice-President and General Patent and Technology Counsel for 2 years and at the law firm of Schnader, Harrison, Segal & Lewis LLP as Partner and Head of its Computer and Technology Law Group for 21 years. Mr. Bramson is member of the Board of The Eugene Garfield Foundation, a philanthropic foundation.

Mr. Bramson holds a J.D. degree from Georgetown University, Washington D.C., USA, a Bachelor of Mechanical Engineering degree from Rensselaer Polytechnic Institute in Troy, New York, USA and is a licensed United States Patent Attorney.

Mr. Bramson is an “independent” member of the Board and is the Chair of the Compensation Committee.

Director since: March 2008 Age: 76 Independent

Areas of Expertise: Patent Law; U.S. Patent Litigation; Patent Licensing and Monetization; Engineering; Corporate Law; Executive Compensation; Strategic Planning; Corporate Governance; Legal Generally; Risk Management

Attendance at Board Meetings:
Jan 29 2014	Feb 11 2014	Apr 2 2014	Apr 29 2014	May 14 2014	May 16 2014	July 29 2014	Aug 28 2014	Sept 30 2014	Oct 28 2014	Dec 4 2014
✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:
Audit	Comp	Gov/Nom	Comp	Audit	Gov/Nom	Audit	Comp	Audit	Gov/Nom	Comp
Jan 29 2014	Jan 29 2014	Jan 29 2014	Apr 28 2014	Apr 29 2014	May 15 2014	July 29 2014	Sept 4 2014	Oct 28 2014	Nov 24 2014	Dec 22 2014
N/A	✓	N/A	✓	N/A	N/A	N/A	✓	N/A	N/A	✓

Securities Held on December 31, 2014:
Common Shares: 12,000 DSUs: 32,479.68 RSUs: 0	Market Value of Common Shares and DSUs at December 31, 2014 (TSX closing price $3.00 (1)): $133,439 Minimum Share Ownership: Attained

(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date.

Options Held:
Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
December 16, 2009	December 16, 2015	30,000	CDN$2.53	30,000	CDN$28,500
December 15, 2010	December 15, 2016	20,000	CDN$4.28	20,000	CDN$0
March 3, 2011	March 3, 2017	17,000	CDN$5.52	17,000	CDN$0
March 9, 2012	March 9, 2018	19,802	CDN$5.05	19,802	CDN$0
March 7, 2013	March 7, 2019	20,000	CDN$4.37	20,000	CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014.

Public Board Membership During Past Five Years: None

Public Board Interlocks: None

Voting Results of June 18, 2014 Annual General Meeting:
Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	36,401,319	4,616,586	41,017,905
Percentage of Votes:	88.74%	11.26%	100.00%

Dr. Michel Tewfik Fattouche, Calgary AB, Canada

Dr. Fattouche was one of the founders of WiLAN in 1992 and is an inventor of some of WiLAN’s key patents. Since July 1986, Dr. Fattouche has been a Professor of Electrical and Computer Engineering at the University of Calgary. From May 1995 to October 2008, Dr. Fattouche held various other senior officer positions with Times Three Wireless Inc. (formerly “Cell-Loc Location Technologies Inc.”) and its predecessor, Cell-Loc Inc.

Dr. Fattouche holds Ph.D. and Master of Applied Science degrees from the University of Toronto in Toronto, Ontario and a Bachelor of Science in Applied Mathematics degree from the University of Cairo in Cairo, Egypt and is a licensed Professional Engineer.

Dr. Fattouche is not an “independent” member of the Board because he received more than $75,000 from WiLAN during the year ended December 31, 2014 for consulting services provided to WiLAN.

Director since: April 2006 Age: 58 Not Independent

Areas of Expertise: Engineering; Corporate Governance

Attendance at Board Meetings:
Jan 29 2014	Feb 11 2014	Apr 2 2014	Apr 29 2014	May 14 2014	May 16 2014	July 29 2014	Aug 28 2014	Sept 30 2014	Oct 28 2014	Dec 4 2014
✓	✓	✓	✓	✓	Absent	✓	✓	✓	✓	✓

Attendance at Committee Meetings:
Audit	Comp	Gov/Nom	Comp	Audit	Gov/Nom	Audit	Comp	Audit	Gov/Nom	Comp
Jan 29 2014	Jan 29 2014	Jan 29 2014	Apr 28 2014	Apr 29 2014	May 15 2014	July 29 2014	Sept 4 2014	Oct 28 2014	Nov 24 2014	Dec 22 2014
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on December 31, 2014:
Common Shares: 2,232,264 DSUs: 20,479.77 RSUs: 0	Market Value of Common Shares and DSUs at December 31, 2014 (TSX closing price $3.00 (1)): $6,758,231 Minimum Share Ownership: Attained

(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date.

Options Held:
Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
December 16, 2009	December 16, 2015	30,000	CDN$2.53	30,000	CDN$28,500
December 15, 2010	December 15, 2016	20,000	CDN$4.28	20,000	CDN$0
March 3, 2011	March 3, 2017	17,000	CDN$5.52	17,000	CDN$0
March 9, 2012	March 9, 2018	19,802	CDN$5.05	19,802	CDN$0
March 7, 2013	March 7, 2019	20,000	CDN$4.37	20,000	CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014.

Public Board Membership During Past Five Years: Cell-Loc Location Technologies Inc. (July 2010 to May 2012)

Public Board Interlocks: None

Voting Results of June 18, 2014 Annual General Meeting:
Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	39,059,784	1,955,121	41,014,905
Percentage of Votes:	95.23%	4.77%	100.00%

John Kendall Gillberry, Milton ON, Canada

Mr. Gillberry has been a member of audit committees for a number of private and public companies and brings that experience to WiLAN as a member of the Board’s Audit Committee. Mr. Gillberry is the Founder and President of Bayfield Capital Group, a corporate finance advisory firm. From March 2012 to December 2014, Mr. Gillberry has been the Executive Vice-President and Chief Financial Officer of eSentire Inc. From May 2011, he has been the Executive Vice-President & Chief Financial Officer of QHR Technologies Inc. From December 2009 to June 2012, Mr. Gillberry was the Chief Executive Officer of Utilitran Corporation and from July 2005 to July 2009, he was the Executive Vice President and Chief Financial Officer of Coreworx Inc. (formerly, Software Innovation Inc.).

Mr. Gillberry holds a Master of Business Administration degree from the University of Western Ontario in London, Ontario.

Mr. Gillberry is an “independent” member of the Board and is a member of the Audit Committee.

Director since: May 2005 Age: 58 Independent

Areas of Expertise: Finance, Accounting, Strategic Planning; Corporate Governance; Risk Management

Attendance at Board Meetings:
Jan 29 2014	Feb 11 2014	Apr 2 2014	Apr 29 2014	May 14 2014	May 16 2014	July 29 2014	Aug 28 2014	Sept 30 2014	Oct 28 2014	Dec 4 2014
✓	✓	✓	✓	✓	✓	✓	✓	✓	Absent	✓

Attendance at Committee Meetings:
Audit	Comp	Gov/Nom	Comp	Audit	Gov/Nom	Audit	Comp	Audit	Gov/Nom	Comp
Jan 29 2014	Jan 29 2014	Jan 29 2014	Apr 28 2014	Apr 29 2014	May 15 2014	July 29 2014	Sept 4 2014	Oct 28 2014	Nov 24 2014	Dec 22 2014
✓	N/A	N/A	N/A	✓	N/A	✓	N/A	Absent	N/A	N/A

Securities Held on December 31, 2014:
Common Shares: 75,000 DSUs: 42,236.61 RSUs: 0	Market Value of Common Shares and DSUs at December 31, 2014 (TSX closing price $3.00 (1)): $351,710 Minimum Share Ownership: Attained

(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date.

Options Held:
Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
December 16, 2009	December 16, 2015	30,000	CDN$2.53	30,000	CDN$28,500
December 15, 2010	December 15, 2016	20,000	CDN$4.28	20,000	CDN$0
March 3, 2011	March 3, 2017	17,000	CDN$5.52	17,000	CDN$0
March 9, 2012	March 9, 2018	19,802	CDN$5.05	19,802	CDN$0
March 7, 2013	March 7, 2019	20,000	CDN$4.37	20,000	CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014.

Public Board Membership During Past Five Years: Zaio Corporation (April 2010 to August 2013); DataWind Inc. (since July 2014), GuestLogix Inc. (since March 2015)

Public Board Interlocks: None

Voting Results of June 18, 2014 Annual General Meeting:
Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	36,372,601	4,645,304	41,017,905
Percentage of Votes:	88.67%	11.33%	100.00%

Ron Laurie, Palo Alto  CA, USA

Mr. Laurie is the co-founder and Managing Director of Inflexion Point Strategy, LLC, the first intellectual property investment bank, which provides patent brokerage and IP-driven M&A advisory services to technology companies and institutional investors.

Prior to launching Inflexion Point in 2004, Mr. Laurie was a founding partner of the Silicon Valley offices of the Skadden Arps, Weil Gotshal and Irell & Manella law firms. At Skadden, Mr. Laurie founded and led the firm’s IP Strategy & Transactions practice group and led IP teams in some of the largest high-tech and life sciences M&A and joint venture deals ever done, worth over $50 billion in the aggregate.

Mr. Laurie holds a J.D. degree from the University of San Francisco School of Law, San Francisco CA, USA, a Bachelor of Science degree in Industrial Engineering from the University of Berkeley in Berkeley CA, USA and is registered to practice before the U.S. Patent & Trademark Office.

If he is elected to the Board by Shareholders at the Meeting, Mr. Laurie will be an “independent” member of the Board.

Director since: N/A Age: 73 Independent

Areas of Expertise: Patent, Copyright and Trademark Law, Patent Licensing and Monetization, Intellectual Property Strategy, Mergers and Acquisitions

Attendance at Board Meetings:
Jan 29 2014	Feb 11 2014	Apr 2 2014	Apr 29 2014	May 14 2014	May 16 2014	July 29 2014	Aug 28 2014	Sept 30 2014	Oct 28 2014	Dec 4 2014
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Attendance at Committee Meetings:
Audit	Comp	Gov/Nom	Comp	Audit	Gov/Nom	Audit	Comp	Audit	Gov/Nom	Comp
Jan 29 2014	Jan 29 2014	Jan 29 2014	Apr 28 2014	Apr 29 2014	May 15 2014	July 29 2014	Sept 4 2014	Oct 28 2014	Nov 24 2014	Dec 22 2014
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on December 31, 2014:
Common Shares: 0 DSUs: 0 RSUs: 0				Market Value of Common Shares and DSUs at December 31, 2014 (TSX closing price $3.00 (1)): $0 Minimum Share Ownership: Not Attained

(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date.

Options Held:
Date Granted		Expiry Date		Number Granted		Exercise Price	Unexercised		Value of In-the-Money Unexercised Options (1)
N/A		N/A		N/A		N/A	N/A		N/A

Public Board Membership During Past Five Years: None

Public Board Interlocks: None

Voting Results of June 18, 2014 Annual General Meeting:
			Votes For:		Votes Withheld:			Total Votes Cast:
Number of Votes:			N/A		N/A			N/A
Percentage of Votes:			N/A		N/A			N/A

W. Paul McCarten, Toronto ON, Canada

Mr. McCarten is the Chairman of the Board and was a partner with the law firm of Borden Ladner Gervais LLP from 1981 to his retirement from that firm on December 31, 2011.

Mr. McCarten holds an LL.B. degree from Queens University in Kingston, Ontario and a Bachelor of Arts degree from Carleton University in Ottawa, Ontario. Mr. McCarten is a member of the National Board of Directors of Start 2 Finish and was recently the National Secretary of the Crohn’s and Colitis Foundation of Canada, is a former Chair of the Board of Directors of the Canadian Diabetes Association and is a member of the Institute of Corporate Directors.

Mr. McCarten is an “independent” member of the Board, the Chairman of the Board and a member of each of the Compensation Committee and the Governance Committee.

Director since: June 2010 Age: 70 Independent

Areas of Expertise: Corporate Law; Corporate Governance; Litigation; Legal Generally; Executive Compensation; Strategic Planning; Finance; Risk Management

Attendance at Board Meetings:
Jan 29 2014	Feb 11 2014	Apr 2 2014	Apr 29 2014	May 14 2014	May 16 2014	July 29 2014	Aug 28 2014	Sept 30 2014	Oct 28 2014	Dec 4 2014
✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:
Audit	Comp	Gov/Nom	Comp	Audit	Gov/Nom	Audit	Comp	Audit	Gov/Nom	Comp
Jan 29 2014	Jan 29 2014	Jan 29 2014	Apr 28 2014	Apr 29 2014	May 15 2014	July 29 2014	Sept 4 2014	Oct 28 2014	Nov 24 2014	Dec 22 2014
N/A	✓	✓	✓	N/A	✓	N/A	✓	N/A	✓	✓

Securities Held on December 31, 2014:
Common Shares: 30,000 (1) DSUs: 22,408.93 RSUs: 0			Market Value of Common Shares and DSUs at December 31, 2014 (TSX closing price $3.00 (2)): $157,227 Minimum Share Ownership: Attained

(1)Does not include 3,600 Common Shares owned beneficially and of record by Mr. McCarten’s spouse, over which Common Shares Mr. McCarten has irrevocably disclaimed any and all control and direction.

(2)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date

Options Held:
Date Granted		Expiry Date		Number Granted		Exercise Price	Unexercised		Value of In-the-Money Unexercised Options (1)
August 11, 2010		August 11, 2016		29,411		CDN$3.40	29,411		CDN$2,353
March 3, 2011		March 3, 2017		17,000		CDN$5.52	17,000		CDN$0
March 9, 2012		March 9, 2018		19,802		CDN$5.05	19,802		CDN$0
March 7, 2013		March 7, 2019		20,000		CDN$4.37	20,000		CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014.

Public Board Membership During Past Five Years: None

Public Board Interlocks: None

Voting Results of June 18, 2014 Annual General Meeting:
			Votes For:		Votes Withheld:			Total Votes Cast:
Number of Votes:			36,394,008		4,623,897			41,017,905
Percentage of Votes:			88.73%		11.27%			100.00%

Richard J. Shorkey, Lanark ON, Canada

Mr. Shorkey is a Chartered Accountant and Chartered Professional Accountant in the Province of Ontario, Canada who has provided part-time and interim chief financial officer services to several technology companies since September 2002. Mr. Shorkey has more than 40 years of industry experience holding senior financial and general management roles in a number of public and private companies, all of which experience he brings to WiLAN as Chair of the Board’s Audit Committee.

Mr. Shorkey is a member of the Chartered Professional Accountants of Ontario and of CPA Canada.

Mr. Shorkey is an “independent” member of the Board and the Chair of the Audit Committee.

Director since: April 2007 Age: 68 Independent

Areas of Expertise: Finance; Accounting; Corporate Governance; Strategic Planning; Risk Management

Attendance at Board Meetings:
Jan 29 2014	Feb 11 2014	Apr 2 2014	Apr 29 2014	May 14 2014	May 16 2014	July 29 2014	Aug 28 2014	Sept 30 2014	Oct 28 2014	Dec 4 2014
✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:
Audit	Comp	Gov/Nom	Comp	Audit	Gov/Nom	Audit	Comp	Audit	Gov/Nom	Comp
Jan 29 2014	Jan 29 2014	Jan 29 2014	Apr 28 2014	Apr 29 2014	May 15 2014	July 29 2014	Sept 4 2014	Oct 28 2014	Nov 24 2014	Dec 22 2014
✓	N/A	N/A	N/A	✓	N/A	✓	N/A	✓	N/A	N/A

Securities Held on December 31, 2014:
Common Shares: 15,601 (1) DSUs: 35,814.23 RSUs: 0	Market Value of Common Shares and DSUs at December 31, 2014 (TSX closing price $3.00 (2)): $154,246 Minimum Share Ownership: Attained

(1)Includes 5,000 Common Shares held by Mr. Shorkey’s spouse.

(2)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date

Options Held:
Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
December 16, 2009	December 16, 2015	30,000	CDN$2.53	30,000	CDN$28,500
December 15, 2010	December 15, 2016	20,000	CDN$4.28	20,000	CDN$0
March 3, 2011	March 3, 2017	17,000	CDN$5.52	17,000	CDN$0
March 9, 2012	March 9, 2018	19,802	CDN$5.05	19,802	CDN$0
March 7, 2013	March 7, 2019	20,000	CDN$4.37	20,000	CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014.

Public Board Membership During Past Five Years: None

Public Board Interlocks: None

Voting Results of June 18, 2014 Annual General Meeting:
Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	36,319,591	4,698,314	41,017,905
Percentage of Votes:	88.55%	11.45%	100.00%

James Douglas Skippen, Ottawa ON, Canada

Mr. Skippen has been President, Chief Executive Officer and Chief Legal Officer of WiLAN since June 2006. Prior to joining WiLAN, Mr. Skippen had more than 18 years’ legal experience in patent licensing and technology transfer including more than 9 years as General Counsel with MOSAID Technologies Incorporated, experience as counsel to and leader of the Ottawa Technology Practice of the law firm McCarthy Tétrault LLP and more than 8 years as a partner of and lawyer with the law firm Borden & Elliot (now, Borden Ladner Gervais LLP). Mr. Skippen is a frequent speaker on patent monetization matters.

Mr. Skippen holds an LL.B. degree from the University of Ottawa in Ottawa, Ontario, sits on the Board of Governors of Elmwood School, Ottawa and is a former member of the Board of the Canadian Diabetes Association.

Mr. Skippen is not an “independent” member of the Board because he is an executive officer of WiLAN.

Director since: June 2006 Age: 52 Not Independent

Areas of Expertise: Patent Law Generally; U.S. Patent Litigation; Patent Licensing; Computer Science; Executive Compensation; Strategic Planning; and Legal Generally

Attendance at Board Meetings:
Jan 29 2014	Feb 11 2014	Apr 2 2014	Apr 29 2014	May 14 2014	May 16 2014	July 29 2014	Aug 28 2014	Sept 30 2014	Oct 28 2014	Dec 4 2014
✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:
Audit	Comp	Gov/Nom	Comp	Audit	Gov/Nom	Audit	Comp	Audit	Gov/Nom	Comp
Jan 29 2014	Jan 29 2014	Jan 29 2014	Apr 28 2014	Apr 29 2014	May 15 2014	July 29 2014	Sept 4 2014	Oct 28 2014	Nov 24 2014	Dec 22 2014
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on December 31, 2014:
Common Shares: 600,200 (1) DSUs: 0 RSUs: 243,716	Market Value of Common Shares and DSUs at December 31, 2014 (TSX closing price $3.00 (2)): $1,800,600 Minimum Share Ownership: Attained

(1)Represents 56,100 Common Shares held by Mr. Skippen’s spouse and 544,100 Common Shares held by a corporation controlled by a trust in which Mr. Skippen and his spouse are 2 of the trustees.

(2)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date.

Options Held:
Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
December 16, 2009	December 16, 2015	240,000	CDN$2.53	170,000	CDN$161,500
December 15, 2010	December 15, 2016	160,000	CDN$4.28	160,000	CDN$0
March 3, 2011	March 3, 2017	1,000,000	CDN$5.52	1,000,000	CDN$0
March 9, 2012	March 9, 2018	400,000	CDN$5.05	400,000	CDN$0
March 7, 2013	March 7, 2019	240,000	CDN$4.37	240,000	CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014.

Public Board Membership During Past Five Years: Icron Technologies Corporation (from January 17, 2010 to May 27, 2011)

Public Board Interlocks: None

Voting Results of April 23, 2013 Annual General Meeting:
Votes For:	Votes Withheld:	Total Votes Cast:
Number of Votes:	36,504,037	4,513,868	41,017,905
Percentage of Votes:	89.00%	11.00%	100.00%

Except as set forth below, none of the foregoing proposed directors is or was, in the 10 years preceding the date of this Circular, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To WiLAN’s knowledge, Solutrea Corp. (formerly, Powerstar International Inc.) (“Solutrea”) was subject to cease trade orders made by the Alberta Securities Commission and the Ontario Securities Commission due to delays in filing certain financial statements. Mr. James Skippen was a member of the board of Solutrea from June 28 to December 31, 2007. WiLAN also understands that MedcomSoft Inc. (“MedcomSoft”) filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008. Mr. John Gillberry was a member of the board of MedcomSoft from January 2, 2008 to November 1, 2008.

None of the foregoing proposed directors, within the 10 years preceding the date of this Circular, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Management does not contemplate that any of the Board nominees listed above will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the Proxy reserve the right to vote for any nominee in their discretion unless the shareholder has specified in the Proxy that such shareholder’s Common Shares are to be withheld from voting in the election of directors.

STATEMENT OF EXECUTIVE COMPENSATION

In June 2006, after WiLAN divested its previous products businesses together with all of its employees related to those businesses, the Corporation hired James D. Skippen as the first employee of its research and licensing business. From June 5, 2006 to December 31, 2014, WiLAN has grown from 1 employee to 65 employees and increased net revenues from approximately $1,960,000 in fiscal 2006 to approximately $98,311,000 in fiscal 2014. As at March 31, 2015, WiLAN and its subsidiaries had more than 65 employees in 4 locations in Ottawa, Ontario, Orange County, California, San Diego, California and Milford, Connecticut.

With respect to compensation, understanding WiLAN’s unique attributes is essential. WiLAN has very few employees for a company of its market capitalization and annual revenues, which places the Corporation in a unique group of companies generating very high revenue per employee. WiLAN’s employees also tend to be very highly educated and to have unique skills and expertise; they are typically very mobile and have many employment opportunities in a competitive niche market for patent professionals. The Corporation’s average compensation per employee tends to be higher than the average compensation in some companies to retain these highly educated and skilled employees, and to avoid the significant harm to the business that losing these unique and relatively small number of employees would entail. Notwithstanding that WiLAN’s business requires a higher expense per employee, this tends to be more than offset by the higher level of revenues generated per employee.

Compensation Committee

During fiscal 2014 and to date in fiscal 2015, the members of the Compensation Committee have been Robert Bramson (Chair), Paul McCarten and Jim Roche (who is not standing for re-election to the Board at the Meeting), each of whom is an “independent” director as such term is defined in Section 1.4 of National Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators. Each of the members of the Compensation Committee has extensive, direct experience in the area of executive compensation through executive experience and/or membership in boards of directors of public or private entities (each member of the Compensation Committee has experience serving on such boards) and, as such, possesses a thorough understanding of employee and executive compensation. The Board believes that the members of the Compensation Committee are qualified to fulfill their duties.

The Compensation Committee relies, in part, on input from management of the Corporation to assess individual executive and corporate performance. On an annual basis, WiLAN undertakes a review and assessment of its entire team including, in particular, its senior management, in conjunction with its performance management procedures discussed below, and reports its findings to the Compensation Committee. Annually, WiLAN’s Chief Executive Officer (the “CEO”) together with the Compensation Committee presents an enterprise-wide compensation plan to the Board that reflects the results of the performance management procedures. The Compensation Committee also has the authority to retain independent advisors to provide advice on the Corporation’s compensation practices.

A copy of the Compensation Committee’s Charter that sets out the responsibilities, powers and operation of the Compensation Committee can be accessed at www.wilan.com.

Compensation Consultant

On December 4, 2014, the Board retained Radford, an Aon Hewitt company and leading global provider of compensation intelligence and consulting services to the technology and life sciences sectors, to provide independent advice to the Board with respect to executive and Board compensation matters in general.

In particular, Radford was retained to (1) finalize an amended employment agreement between WiLAN and the CEO, including providing advice with respect to overall compensation and a termination package (the “Amended CEO Agreement”) and as to the appropriateness of Amended CEO Agreement (please see the discussion under the heading “CEO Compensation” below), (2) review the competitiveness of WiLAN’s other senior executive employment agreements to ensure all senior executives are focused on the Corporation’s long-term success and (3) review compensation of Board members to ensure the same matters.

WiLAN incurred the following expenses in relation to the retainer of Radford by the Board:

Executive Compensation-Related Fees in Fiscal 2014	All Other Fees in Fiscal 2014
$8,341	N/A

No amounts were paid to any compensation consultant or advisor in fiscal 2013.

Managing Compensation-Related Risk

Hedging Prohibition

In order to specifically prohibit the purchase of financial instruments designed to hedge or offset a decrease in the market value of Common Shares and as part of WiLAN’s insider trading policy, employees of the Corporation and members of the Board are prohibited from entering into any short sale of WiLAN securities and (other than with respect to WiLAN issued Options, DSUs and other securities) from purchasing any put or call options with respect to any WiLAN securities.

Compensation Risk Assessment and Mitigation

The Compensation Committee reviews WiLAN’s compensation practices and policies at least annually and more often as may be required to deal with particular issues that may arise between annual reviews. The Compensation Committee and the Board have implemented policies designed to mitigate risk in the Corporation’s compensation policies and practices including the following:

•

the Compensation Committee’s annual review of WiLAN’s compensation practices are designed to ensure that the Corporation compensates its key employees satisfactorily to ensure WiLAN does not lose employees with critical skills, and provides key employees with sufficient “at risk” compensation to align their interests with those of WiLAN’s shareholders and help motivate employees to continually improve the Corporation and its business;

•	a significant portion of each employee’s target compensation is “at risk” and will depend on the employee’s individual performance and WiLAN’s overall performance;

•

the three-year vesting periods for all Options and RSUs and the target performance metrics for performance RSUs (“PRSUs”) have been implemented both to mitigate the risk of employees generating short-term benefits and to tie employee compensation to corporate performance;

•

to further tie employee compensation to share performance, 40% of the “at risk” incentive portion of target compensation is generally paid in RSUs, which vest over a three year period thereby penalizing employees if the market price of the Common Shares falls and rewarding them if the market price increases;

•

PRSUs are contractual rights granted to employees to issue new RSUs to those employees upon attainment of stipulated target performance metrics, but only if at least 70% of those metrics have been met, failing which the PRSUs granted to those employees will terminate without the grant of any such new RSUs;

•

in addition to cash incentives and incentive RSU grants being “at risk” and the issuance of RSUs pursuant to PRSUs being specifically linked to performance, increases to base salary and PRSU grants are largely based on employees’ annual performance evaluation, thereby providing the potential for a strong pay-for-performance link;

•

the Minimum Equity Ownership Requirements (discussed under the heading “Minimum Equity Ownership Requirement” below) are intended both to align WiLAN’s senior officers’ personal interests with those of all shareholders and to encourage them not to risk their equity positions for short-term gains; and

•	the terms of the Corporation’s insider trading policy ensure that Options cannot be granted when WiLAN has undisclosed material information.

WiLAN also has an executive compensation clawback policy that is described under the heading “Building Blocks of Compensation – Executive Clawback Policy” below (the “Executive Clawback Policy”). The Executive Clawback Policy addresses situations in which business activities have been undertaken by executive officers that engaged in gross negligence, intentional misconduct or fraud that require the restatement of all or a portion of the Corporation’s financial statements.

Based on WiLAN’s compensation practices and policies, the Compensation Committee and Board have concluded that there does not appear to be any risks arising from the compensation programs that are reasonably likely to have a material adverse effect on WiLAN at this time. The Corporation’s employees are highly sought after, so WiLAN must ensure that its compensation programs are competitive or risk losing valuable and skilled employees.

Compensation Discussion & Analysis

WiLAN’s compensation philosophy is based on attracting and retaining employees whose compensation is aligned with its strategies and whose interests are aligned with those of the Corporation’s shareholders, all while effectively managing risk. WiLAN believes that an effective compensation program founded on these principles is a key element to building long-term shareholder value.

Attracting and Retaining Talent – total compensation targets are set to ensure they remain relevant to the markets in which the Corporation competes for talent both inside and outside WiLAN’s industry.

Alignment of Compensation with Corporate Strategies – incentive awards are generally expected to be linked to the Corporation’s short-term and long-term strategic objectives and “pay for performance” programs are generally expected to align with this philosophy.

Alignment with Shareholders’ Interests – given the “at risk” component of total target compensation, employees are generally rewarded for contributing to a higher return on shareholders’ investment and their reward levels are negatively affected by a lower return on shareholders’ investment. Use of equity-based compensation and minimum share ownership guidelines are intended to cause employees to behave like (and become) the owners of the Corporation.

Effective Risk Management – total compensation structure must encourage WiLAN’s management to take responsible risks and to manage those risks appropriately.

Named Executive Officers

For the purposes of National Instrument 51-102 – “Continuous Disclosure Obligations” of the Canadian Securities Administrators, WiLAN’s named executive officers are James D. Skippen, the Corporation’s President, Chief Executive Officer and Chief Legal Officer or “CEO”, Shaun McEwan, WiLAN’s Chief Financial Officer, and its three other most highly compensated executive officers who earned total annual compensation during the fiscal year ended December 31, 2014 that exceeded CDN$150,000 and who were serving as executive officers at that date: Michael Vladescu (Chief Operating Officer); Andrew Parolin (Senior Vice-President, Business Unit Leader); and Ken Stanwood (Chief Executive Officer, Wi-LAN Labs, Inc.) (collectively, the “Named Executive Officers”). Named Executive Officers are generally not present for, nor do they participate in, Compensation Committee or Board discussions or approvals relating to their own compensation.

Building Blocks of Compensation

WiLAN’s compensation program applies to all of the Corporation’s employees, including the Named Executive Officers, and consists of fixed and “at risk” compensation, provided in a mix of cash and equity. Although indirect compensation such as benefits and perquisites make up a portion of each employee’s compensation, the main components of the total compensation structure are as follows:

Target Compensation and Base Salary

WiLAN sets a target compensation for each employee based on market rates for similar positions (see discussion under the heading “Performance Plan – Relating to Base Salary and Long-Term Incentives” below) and each employee’s expected contribution and past performance. The target compensation is comprised of a guaranteed base pay amount and an “at risk” or “incentive amount”. More senior employees will tend to have more of their target compensation “at risk”. In a year in which the Corporation fully met, but did not exceed its objectives, and the employee’s contribution was fully satisfactory, it would be expected that the employee would earn his or her full target compensation. However, in a year in which the Corporation did not meet its objectives, an employee would be paid less than his or her full target compensation. Similarly, in a year in which the Corporation over-performed and exceeded its objectives, there would be leverage applied to the “at risk” portion of compensation and the employee could earn more than his or her target.

Employee target compensation is generally based on market competitiveness and individual qualifications, experience and performance, and is originally established upon an employee joining the Corporation. An employee’s base salary is intended to provide minimum compensation to secure the employee’s services for WiLAN. The Corporation aims to set target compensation that is in the seventy-fifth to ninetieth percentile of market rates, and any deviations from such rates may be addressed over time. Any increases to an employee’s target compensation are, however, entirely “at risk” in that they are subject to WiLAN’s financial performance and the employee’s individual performance (see “Performance Management” below).

Short-term Incentive

The Corporation’s short-term incentives consists of an annual “at risk” cash incentive forming part of target compensation, which is paid based on achieving annual corporate and individual performance targets (see “Performance Management” below). These targets take the form of short-term financial and operating metrics and personal objectives, all focused on positioning WiLAN for present and future success. The Corporation believes that the use of financial targets such as revenue, earnings before taxes and other operating performance measures are variables that are best correlated to WiLAN’s long-term, sustainable financial strength. These targets are set at levels believed to be challenging yet realistically attainable given anticipated trends.

Medium-term Incentive

Incentive RSUs are granted as part of each employee’s “at risk” incentives and are considered “medium-term” incentives because they vest over the three years from the date of grant, with payments on the vesting dates determined with reference to the market price of Common Shares on those dates. The Corporation believes that RSUs assist in aligning employees and shareholder interests. RSUs generally make up 40% of the annual “at risk” portion of target compensation; given that RSUs vest and are paid out over three years, these awards are considered “at risk” in terms of how much they will pay out because the value of RSUs rises (and may fall) in conjunction with the market price of Common Shares.

Long-term Incentive

Long-term incentives in the form of Options and PRSUs are generally available to all employees at the discretion of WiLAN’s senior executives and, in the case of such senior executives themselves, the Board or Compensation Committee, are intended to align the employees’ interests with those of WiLAN’s shareholders.

A holder of vested Options may acquire Common Shares at the exercise price established on the Options’ date of grant (see “Security-Based Compensation Arrangements – Option Plan” below). Subject to the Board’s discretion, WiLAN generally sets annual target ranges for Option grants to its employees based on the Corporation’s financial performance and the employee’s individual performance (see “Performance Management” below).

Options represent compensation that is entirely “at risk”, intended to align employees’ interests with those of shareholders by providing employees with the opportunity to become shareholders of the Corporation. Options are never issued at an exercise price below the market price of the Common Shares. Notwithstanding valuations of Options required by financial reporting requirements, Options have value to their holders ONLY if the market price of Common Shares exceeds the exercise price of the Options; the greater the difference between the market price (i.e. when the market price of the Common Shares rises, thereby increasing shareholder value generally) and the exercise price, the greater the value of the Options. On each date on which the market price of the Common Shares is below the exercise price of the Options, the Options have no value whatsoever.

To illustrate this, the table below sets out, for each Named Executive Officer:

(1)	the number of Options held at December 31, 2014 and the weighted average exercise price of those Options; and

(2)

the number of vested Options held at December 31, 2014 that had an exercise price lower than $3.00 (the TSX closing price of the Common Shares of CDN$3.48 on December 31, 2014*), the weighted average exercise price of those Options* and the aggregate realizable value of those Options as at December 31, 2014, calculated net of exercise price but without taking into consideration any related tax obligations.

Named Executive Officer	Total Options Held	Weighted Average Exercise Price	Vested In-the-Money Options	Weighted Average Exercise Price	Aggregate Realizable Value
James D. Skippen	1,970,000	$4.25	170,000	$2.18	$139,213
Shaun McEwan	750,000	$3.95	140,000	$2.18	$114,646
Michael Vladescu	560,000	$4.23	0	N/A	$0
Andrew Parolin	536,867	$4.28	26,867	$2.18	$22,001
Ken Stanwood	373,000	$4.03	0	N/A	$0

In each of 2014 and 2015, the Board determined not to issue any general grant of Options to employees with respect to the Corporation’s financial performance and employees’ individual performance in fiscal 2013 or fiscal 2014. Instead of granting Options with respect to the Corporation’s financial performance and employees’ individual performance in fiscal 2014, the Corporation granted PRSUs to certain employees including each Named Executive Officer.

PRSUs are contractual rights provided to specific employees requiring WiLAN to grant a pre-set number of RSUs to those employees on January 1, 2016 if stipulated target performance metrics are achieved. Target performance metrics have a minimum threshold of 70% achievement, however, before any RSUs may be granted in respect of the related PRSUs. If the minimum threshold of a target performance metric is met (i.e. the 70% mark is met), then RSUs are granted on a one-to-one basis in respect of the related PRSUs until 100% of such target performance metric is achieved for an absolute maximum grant of RSUs equal to the related PRSUs. Any PRSUs granted in 2015 that do not result in the grant of RSUs will be immediately forfeited on January 1, 2016 and any RSUs that are granted will vest in the same manner as any other RSUs.

* As converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on December 31, 2014.

Performance Management

The Corporation has established formal individual performance management plans (each, a “Performance Plan”) and formal variable, “at risk” incentive plans (each, an “At Risk Incentive Plan”) for each of its employees to ensure that performance and compensation are fairly and objectively connected. Additional qualitative factors determined by the Compensation Committee may also play a part in determining matters relating to any employee’s compensation.

Performance Plan – Relating to Base Salary and Long-Term Incentives

Each employee’s respective Performance Plan assesses that employee’s performance over the applicable year by measuring a combination of corporate financial goals, personal objectives and individual critical success factors. Critical success factors have been established by senior management as representing attributes and behaviours which the Corporation particularly values; these do not vary from employee to employee and generally represent 40% of the total weight of the individual employee’s Performance Plan. Performance Plan assessments are generally used to determine employees’ increases to base salary and any RSU and/or Option grants, if any.

Pursuant to their respective Performance Plan, each employee’s performance over the preceding year is ranked as: “below expectations”; “developing/new to the role”; “meeting expectations”; “exceeds expectations”; or “outstanding contribution”.

Independently, each year WiLAN determines an updated “market value” for each role in the organization and whether the performance of the employee performing that role warrants an increase in that employee’s base salary and/or any grant of PRSUs or Options in the current year.

The Corporation’s determination of the “market value” of each role is not based on any single measure or any formal set of measures and benchmarking is not relied upon. Instead, WiLAN management reviews a number of factors to determine each role’s “market value” including:

•	publicly available salary guides;

•	changes to the Ontario Consumer Price Index over the prior calendar year for Ontario-based employees;

•	the need to extrapolate information where no reasonable match can be found between the requirements of a specific role and the data available to WiLAN;

•	each employee’s eligibility to receive “at risk” incentives under their At Risk Incentive Plan;

•	reasonable considerations affecting the professional markets in which the Corporation competes for skills (e.g. engineers in relevant disciplines, patent lawyers, licensing professionals, etc.);

•	reasonable considerations specific to the geographic markets in which WiLAN competes for talent (i.e. Ottawa, Ontario, San Diego, California, Orange County, California and Milford, Connecticut); and

•	appropriate weighting to ensure that WiLAN generally compensates at the seventy-fifth to ninetieth percentile level.

Based on such factors, senior management establishes percentage increases to base salary predicated on how each employee’s performance in the year measures against the “market value” of their respective role with WiLAN and overall market salary movement. With respect to performance in fiscal 2014, salary increases for 2015 ranged from 0% to 3.5%, with the average increase at approximately 2.0%.

To further tie long-term compensation to performance, the Corporation awarded PRSUs to certain employees in 2015 (including each Named Executive Officer). These PRSUs require WiLAN to grant pre-set numbers of RSUs to these employees on January 1, 2016 if stipulated target performance metrics are achieved provided, however, that these target performance metrics have a minimum threshold of 70% achievement before any RSUs may be granted in respect of the related PRSUs. Any PRSUs granted in 2015 that do not result in the grant of RSUs will be immediately forfeited on January 1, 2016 and any RSUs that are granted will vest in the same manner as any other RSUs.

No Options were granted in 2015 in respect of employees’ 2014 Performance Plan results.

At Risk Incentive Plan – Relating to Short-Term and Medium-Term Incentives

Each employee’s compensation plan establishes the portion of target compensation that is “at risk”. Each employee’s “at risk” portion of compensation is set from 5 to 100% of their base salary based on their role with WiLAN, their anticipated level of contribution to the business and their individual ability to influence certain key metrics. Each individual employee’s target is reviewed, and may be reconsidered, on at least an annual basis. The metrics that will determine whether the “at risk” amount is paid derive from the Corporation’s confidential annual operating plan and may vary from employee to employee based on each employee’s role in the organization. Key metrics this year were: (1) “earnings before taxes” goals (weighted at 40-70% of each employee’s target); (2) personal performance (weighted at 20% of each employee’s target); and (3) corporate and/or team based revenue bookings (weighted at 10-40% of each employee’s target).

Each key metric is subject to a range, with minimum and maximum thresholds. Failure to achieve the minimum threshold of a key metric will result in employees not receiving any amount of their respective “at risk” incentive relating to that key metric. Other than with respect to the CEO who is capped at 100%, exceptional key metric results will result in employees receiving up to 200% of their respective target relating to that key metric. Key metrics are measured against the Corporation’s annual results achieved in each year and any related “at risk” incentives paid thereafter.

With respect to WiLAN’s results for fiscal 2014, all “at risk” incentives were paid or granted in fiscal 2015 and generally made as to 60% in cash and 40% in RSUs, which RSUs will vest in 2015, 2016, 2017 and 2018 and be paid out subject to the market price of the Common Shares on each vesting date.

Additional Qualitative Factors

WiLAN considers many factors for all employees in setting each year’s compensation. These factors include: demonstrated leadership ability; criticality of skills and function; management and implementation of major projects and initiatives; replacement difficulty; and institutional knowledge. Furthermore, the Corporation considers whether an individual employee has met or exceeded the specific goals they were expected to achieve during the year or has contributed to the Corporation in other ways not measured by their Performance Plan or At Risk Incentive Plan. At the Compensation Committee’s discretion, individual employees may receive increases to base salary, additional “at risk” incentives or higher RSU or Option grants if they have demonstrated such qualitative factors.

Executive Clawback Policy

On May 16, 2014, the Board adopted the Executive Clawback Policy concerning awards made after December 31, 2013 under WiLAN’s short-term, medium-term and long-term incentive plans. Under the Executive Clawback Policy, which applies to all executives at the Vice-President level or higher, provided there are no factors that would make reimbursement unfair in the circumstances and it is in the best interests of the Corporation, the Board may, in its sole discretion, to the fullest extent permitted by applicable laws, require reimbursement of the “after tax” amount of all or a portion of any short-term, medium-term and/or long-term incentive compensation received by an executive officer after December 31, 2013 where:

•

the amount of such short-term, medium-term and/or long-term incentive compensation was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently and negatively the subject of or affected by a restatement of all or a portion of WiLAN’s financial statements; and

•

the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or contributed materially to the need for the restatement as admitted by the executive officer or, in the absence of such admission, as determined by the Board acting reasonably; and

•

the amount of the short-term, medium-term and/or long-term incentive compensation that would have been awarded to or the profit realized by the executive officer resulting from such short-term, medium-term and/or long-term incentive compensation if the financial results had been properly reported would have been lower than the amount actually awarded, received or realized.

Relating to CEO Compensation

Amended CEO Agreement

As discussed above, effective August 1, 2014, WiLAN and the CEO entered into the Amended CEO Agreement pursuant to which, the CEO’s contractual entitlement to receive Option grants was replaced with an entitlement to receive PRSUs (which cannot vest and convert to RSUs until certain minimum performance criteria are met), and the CEO’s contractual target incentive entitlement was reduced by 30% but made subject to upside leverage if performance criteria are exceeded.

In its opinion to the Board relating to the Amended CEO Agreement, Radford has stated as follows:

“we believe the package reflected in the Agreement is fair and appropriate in the circumstances and in the best interests of the company and its shareholders”

and

“we believe that the severance provisions and compensation of the Agreement are consistent with both market practices and the needs of Wi-LAN and represent an equitable package for all parties – Mr. Skippen, the company and the shareholders, and that shareholders should have no issues with the compensation package expressed in the Agreement. We believe that shareholders should support this package.”

Base Salary

Pursuant to the Amended CEO Agreement, the CEO’s base salary for 2015 has been set at $431,000*, subject to increase from time to time at the discretion of the Board.

Options / DSUs

The CEO is eligible to be considered for discretionary grants of Options and DSUs each year entirely at the discretion of the Board. No Options or DSUs were granted to the CEO in fiscal 2014 or fiscal 2015.

“At Risk” Annual Incentive

WiLAN’s achievement of the At Risk Incentive Plan key metrics for fiscal 2014 resulted in the CEO receiving “at risk” incentives as set out in the following table. All such amounts were paid out in fiscal 2015 as to 60% in cash and 40% by the issuance of RSUs.

At Risk Incentive Plan Metric	Potential At Risk Incentive Amount	Performance Achieved Against Metric	Actual At Risk Incentive Paid
WiLAN Revenue Bookings	$172,400	71.0%	$122,357
WiLAN Earnings Before Taxes	$258,600	117.1%	$258,600
Total At Risk Incentive Paid	N/A	N/A	$380,957

For 2015 and subsequent years, pursuant to the Amended CEO Agreement, the CEO is eligible to receive an “at risk” annual incentive bonus having a target of $301,700*, subject to 100% upside and 100% downside leverage, based on actual performance measured against criteria established by the Board in each fiscal year. Any such incentive bonus is payable in cash and/or RSUs as determined by the Board.

Medium-Term Incentive Grant

The CEO received RSUs having a value of $344,801 on January 30, 2015. Pursuant to the Amended CEO Agreement, the number of RSUs to be granted to the CEO can be reviewed and adjusted each year.

Long-Term Incentive Grant

The CEO received PRSUs having a value of $344,801 on January 30, 2015. Pursuant to the Amended CEO Agreement, the number of PRSUs to be granted to the CEO can be reviewed and adjusted each year.

General

A substantial portion of the CEO’s compensation set out in the “summary compensation table” in each year’s management information circular represents incentives for future performance (specifically RSUs and Options), NOT current cash compensation. WiLAN’s “summary compensation table” for fiscal 2014 is set out starting at Page 31 of this Circular. Future performance incentive pay may not actually be received by Mr. Skippen for many years, if ever, and the value of such compensation when realized may differ significantly from the amounts shown in each year’s “summary compensation table” because a significant portion of such compensation is tied to the market price of the Common Shares as of the date on which any such compensation is actually realized.

* As converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on December 31, 2014.

The table below illustrates the difference between compensation shown in the Corporation’s “summary compensation table” set out in WiLAN’s management information circulars for each of the past three fiscal years and the total compensation actually received by the CEO in those years.

Fiscal Year	Total Compensation Reported (1)	Total Compensation Actually Received (2)	Actually Received Compensation Minus Reported Compensation	Ratio
2014	$1,146,035	$794,564	$(351,471)	69%
2013	$1,049,933	$874,840	$(175,090)	83%
2012	$1,617,564	$741,111	$(876,453)	46%

Notes:

(1)	“Total Compensation Reported” amounts are derived from WiLAN’s “summary compensation table” set out at Page 31 below.

(2)

“Total Compensation Actually received” reflects compensation actually received by the CEO during each year, including salary, current bonus, payouts of previously granted RSUs, net value received on Option exercises and “All Other Compensation” amounts actually received during the year in Canadian dollars as converted to United States dollars using the Bank of Canada average exchange rate of: (a) CDN$1.00 = US$0.9055 for the 2014 fiscal year; (b) CDN$1.00 = US$0.9712 for the 2013 fiscal year; and (c) CDN$1.00 = US$1.0003 for the 2012 fiscal year. All amounts that will not actually be received until a future date have been excluded.

Relating to Named Executive Officer Compensation other than CEO

Named Executive Officer Base Salary Increases

Increases to base salaries of Named Executive Officers (other than Mr. Skippen) are made as set out under the heading “Performance Plan – Relating to Base Salary and Long-Term Incentives” above and are generally reviewed and approved by the Compensation Committee and the Board. The following table sets out the results of each Named Executive Officer’s respective Performance Plan review relative to base salary increases:

Named Executive Officer	Performance Plan Result	Base Salary – Fiscal 2014 (1)	Discretionary % Increase to Base Salary
Shaun McEwan	95%	$252,480	3.5%
Michael Vladescu	57%	$261,186	1.0%
Andrew Parolin	87%	$242,222	2.0%
Ken Stanwood	104%	$242,400	2.0%

Note:

(1)

Except with respect to Mr. Stanwood, reflects amounts paid in Canadian dollars as converted to United States dollars using the Bank of Canada average exchange rate of CDN$1.00 = US$0.9055 for the 2014 fiscal year. Mr. Stanwood’s compensation is paid in United States dollars.

Named Executive Officer PRSU Grants

Annual PRSU grants to Named Executive Officers (other than Mr. Skippen) are generally made as set out under the heading “Performance Plan – Relating to Base Salary and Long-Term Incentives” above.

“At Risk” Incentives

The Corporation’s achievement of the At Risk Incentive Plan key metrics for fiscal 2014 resulted in the Named Executive Officers other than Mr. Skippen receiving “at risk” incentives pursuant to their respective At Risk Incentive Plan as set out in the following table. All such amounts were paid out in fiscal 2015 as to 60% in cash and 40% by the issuance of RSUs.

Named Executive Officer	At Risk Incentive Plan Metric	Potential At Risk Incentive Amount (1)	Performance Achieved Against Metric	Actual At Risk Incentive Paid
Shaun McEwan	WiLAN Revenue Bookings	$52,984	71.0%	$37,604
	WiLAN Earnings Before Taxes	$52,984	117.1%	$62,063
	Personal Performance	$26,492	100.0%	$26,492
	Total At Risk Incentive Paid	N/A	N/A	$126,159
Michael Vladescu	Team Based Revenue Bookings	$32,886	47.7%	$15,687
	Team Based Earnings Before Taxes	$32,886	0.0%	$0
	WiLAN Revenue Bookings	$21,924	71.0%	$15,560
	WiLAN Earnings Before Taxes	$21,924	117.1%	$25,681
	Personal Performance	$27,405	75.0%	$20,554
	Total At Risk Incentive Paid	N/A	N/A	$77,483
Andrew Parolin	Team Based Revenue Bookings	$40,628	73.4%	$29,810
	Team Based Earnings Before Taxes	$40,628	113.6%	$46,158
	Personal Performance	$20,314	75.0%	$15,235
	Total At Risk Incentive Paid	N/A	N/A	$91,203
Ken Stanwood	WiLAN Revenue Bookings	$9,685	71.0%	$6,874
	WiLAN Earnings Before Taxes	$67,794	117.1%	$79,412
	Personal Performance	$19,370	75.0%	$14,527
	Total At Risk Incentive Paid	N/A	N/A	$100,813

Notes:

(1)	In Mr. McEwan’s and Mr. Vladescu’s cases, based on 50% of each of their respective base salaries and, in Mr. Parolin’s and Mr. Stanwood’s cases, based on 40% of each of their respective base salaries.

Medium-Term Incentive Grant

In 2014, the Board implemented a policy to grant medium-term incentive RSUs to WiLAN management and executives. As a result, the Board granted medium-term incentive RSUs to each Named Executive Officer in 2015. The table below sets out details of discretionary medium-term incentive RSUs granted by the Board to each Named Executive Officer other than Mr. Skippen, which RSUs will vest in 2015, 2016, 2017 and 2018 and will be paid out subject to the market price of the Common Shares on each vesting date:

Named Executive Officer	RSUs Granted
Shaun McEwan	43,988
Michael Vladescu	30,792
Andrew Parolin	30,792
Ken Stanwood	21,978

Minimum Equity Ownership Requirement

The Board has established a minimum equity ownership requirement for all WiLAN officers having a “vice-president” or higher title or performing an equivalent function, including each of the current Named Executive Officers (each, a “Covered Officer”) pursuant to which, prior to the earlier of December 31, 2015 and the fifth anniversary of a Covered Officer joining WiLAN or becoming a Covered Officer (other than with respect to the CEO who was required to meet the appropriate requirements by December 31, 2013), each Covered Officer must satisfy the following requirements applicable to that Covered Officer (each, a “Minimum Equity Ownership Requirement”):

(1)	the CEO must own, directly or indirectly, Common Shares having an aggregate value equal to at least three times the CEO’s then current base salary;

(2)

each Senior Vice-President or officer performing an equivalent function (including WiLAN’s Chief Financial Officer and Chief Operating Officer) must own, directly or indirectly, Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least

100% of such officer’s then current base salary, of which each such officer must own, directly or indirectly, Common Shares and DSUs equal to half of such amount; and

(3)

each Covered Officer other than the CEO and any Senior Vice-President (or officer performing an equivalent function to a Senior Vice-President) must own, directly or indirectly, Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least 50% of such Covered Officer’s then current base salary, of which each Covered Officer must own, directly or indirectly, Common Shares and DSUs equal to half of such amount.

The measurement of the value of each Covered Officer’s Common Share, DSU, vested in-the-money Option and RSU holdings is made on December 31 of each year and is to be based on, for Common Shares, the higher of (a) the price actually paid or deemed to have been paid for Common Shares and (b) the closing price of the Common Shares on the TSX on December 31 of each year and, for DSUs, vested in-the-money Options and RSUs, the closing price of the Common Shares on December 31 of each year less any applicable exercise price. Starting January 1, 2016, until such time as a Covered Officer satisfies the applicable Minimum Equity Ownership Requirement, that Covered Officer will receive all cash incentives in the form of DSUs.

At December 31, 2014, the Named Executive Officers owned the following Common Shares, vested in-the-money Options and RSUs (no Named Executive Officer or other Senior Officer held any DSUs on December 31, 2014):

Named Executive Officer	Common Shares Held on December 31, 2014	Vested In-the-Money Options Held on December 31, 2014	RSUs Held on December 31, 2014	Aggregate Value of Common Shares, Vested In-the-Money Options and RSUs (1)
James D. Skippen	600,200 (2)	170,000	243,716	$2,670,758
Shaun McEwan	66,000	140,000	86,948	$573,453
Michael Vladescu	65,400	0	95,101	$481,464
Andrew Parolin	54,559	26,687	77,898	$419,341
Ken Stanwood	11,200	0	62,016	$219,630

Notes:

(1)

Represents the value of Common Shares, vested in-the-money Options and RSUs on December 31, 2013 based on the TSX closing price of the Common Shares of $3.00 on December 31, 2014 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date), less the United States dollar exercise price of any vested-in-the-money options as converted from Canadian dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date.

(2)	Represents 56,100 Common Shares held by Mr. Skippen’s spouse and 544,100 Common Shares held by a corporation controlled by a trust in which Mr. Skippen and his spouse are 2 of the trustees.

If the Minimum Equity Ownership Requirements were in force at December 31, 2014, each of Messrs. Skippen, McEwan, Vladescu, Parolin and Stanwood would satisfy their respective Minimum Equity Ownership Requirements.

Perquisites

No material additional benefits or perquisites are currently provided to Named Executive Officers that are not available to WiLAN employees generally. Benefits that are generally extended to all employees include health, long-term disability, dental and group life insurance and an annual RRSP contribution.

Performance Graph

The chart below shows the Corporation’s cumulative total shareholder return for the period January 1, 2010 to December 31, 2014 and compares this cumulative total return with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period. All dividends received are assumed reinvested.

Cumulative Total Return on $100 Invested
Dollars Invested
$300
$250
$200
$150
$100
$50
$-
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
WiLAN
S&P/TSX Composite
S&P/TSX Capped Info Tech
Total Named Executive Officer Compensation

The trends shown by this performance graph represent increases in total shareholder return through to the end of 2014. An investment of $100 in Common Shares on January 1, 2010 would have been worth approximately $154 on December 31, 2014, representing a compound annual growth of 9.0%. In comparison, the S&P/TSX Composite Index reported a compound annual growth rate of 4.5% and the S&P/TSX Capped Info Tech Index yielded a compound annual growth rate of 10.3% over the same period indicating.

“Named executive officer” compensation is not specifically based on the market performance of the Common Shares. During the period described in the performance graph above, however, WiLAN’s total “named executive officer” compensation lagged behind the market price of the Common Shares. The total “named executive officer” compensation decreased in fiscal 2010, but increased significantly in fiscal 2011. Total “named executive officer” compensation decreased significantly in fiscal 2012 and again in fiscal 2013 with a slight increase in fiscal 2014. The market price performance trend of the Common Shares from 2010 to 2014 has clearly exceeded WiLAN’s compensation of Named Executive Officers during the same period.

Summary Compensation Table

The table below shows the compensation paid to the Named Executive Officers in respect of the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)(1)	Share-Based Awards (2)	Option-Based Awards (3)	Annual Incentive Plans (4)	Long-Term Incentive Plans	All Other Compensation (5)	Total Compensation

James D. Skippen President & Chief Executive Officer	2014	$423,077	$562,830 (6)	--	$160,128	--	--	$1,146,035
	2013	$440,454	$230,715 (7)	$288,523	$90,242	--	--	$1,049,933
	2012	$449,366	$461,758 (8)	$706,440	--	--	--	$1,617,564

Shaun McEwan Chief Financial Officer	2014	$264,918	$239,854 (9)	--	$74,012	--	--	$578,784
	2013	$293,562	$34,483 (10)	$156,283	$23,262	--	--	$507,590
	2012	$290,085	$86,580 (11)	--	$29,211	--	--	$405,876

Michael Vladescu (12) Chief Operating Officer	2014	$274,053	$241,638 (13)	--	$76,563	--	--	$592,254
	2013	$291,360	$29,725 (14)	$144,262	$20,054	--	--	$485,400
	2012	$231,092	$210,262 (15)	$777,084	--	--	--	$1,218,484

Andrew Parolin Senior Vice President, Business Unit Leader	2014	$253,923	$218,180 (16)	--	$65,436	--	--	$537,539
	2013	$267,804	$31,508 (17)	$120,218	$21,257	--	--	$440,787
	2012	$253,153	$57,720 (18)	--	$29,211	--	--	$340,084

Ken Stanwood Chief Executive Officer, Wi-LAN Labs, Inc.	2014	$242,123	$165,932 (19)	--	$53,818	--	--	$461,873
	2013	$239,492	$25,920 (20)	$100,983	$17,824	--	--	$384,219
	2012	$217,077	$72,568 (21)	$78,999	--	--	--	$368,644

Notes:

(1)

Unless otherwise noted, all compensation paid in Canadian dollars was converted to United States dollars using the Bank of Canada average exchange rate of: (a) CDN$1.00 = US$0.9055 for the year ended December 31, 2014; (b) CDN$1.00 = US$0.9712 for the year ended December 31, 2013; and (c) CDN$1.00 = US$1.0003 for the year ended December 31, 2012. Mr. Stanwood’s compensation is paid in United States dollars.

(2)

The value of share-based awards was calculated using the applicable TSX closing price on the grant date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

The Corporation grants Options to its directors, officers and employees. The valuation of these option-based awards is based on the value determined in accordance with SFAS No. 123R under the Black Scholes option valuation model at the time of the grant under the following weighted average assumptions:

	2014 Fiscal Year	2013 Fiscal Year	2012 Fiscal Year
Expected volatility	49.0%	43.0%	49.0%
Risk-free interest rate	1.6%	1.3%	1.3%
Dividend yield	4.6%	3.4%	2.1%

(4)

The value of incentive compensation paid in Canadian dollars was converted to United States dollars using the Bank of Canada closing exchange rate on February 14, 2014 (the date on which such amounts were paid) of CDN$1.00 = US$0.9105. Mr. Stanwood’s incentive compensation was paid in United States dollars.

(5)

Generally represents contributions to Named Executive Officers’ respective registered retirement savings plans made by the Corporation on behalf of such Named Executive Officers; the value of all other perquisites and benefits for each Named Executive Officer was less than the lesser of $45,274 (as converted from Canadian dollars using the Bank of Canada average exchange rate of CDN$1.00 = US$0.9055 for the year ended December 31, 2014) and 10% of such officer’s salary.

(6)

Represents the value of (a) 110,746 RSUs granted to Mr. Skippen on February 10, 2014 which vested as to 36,916 RSUs on January 1, 2015, and will vest as to 36,915 RSUs on each of January 1, 2016 and January 1, 2017 (on the date of grant, these RSUs had a value of $3.14 each, equal to the TSX closing price of the Common Shares on February 7, 2014) and (b) 70,000 RSUs granted to Mr. Skippen on October 17, 2014 which will vest as to 23,334 RSUs on August 1, 2015, and as to 23,333 RSUs on each of August 1, 2016 and August 1, 2017 (on the date of grant, these RSUs had a value of $2.99 each, equal to the TSX closing price of the Common Shares on October 16, 2014). The actual value received by Mr. Skippen on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(7)

Represents the value of 54,456 RSUs granted to Mr. Skippen on March 7, 2013 which vested as to 18,152 RSUs on each of March 7, 2014 and March 7, 2015, and will vest as to 18,152 RSUs on March 7, 2016 (on the date of grant, these RSUs had a value of $4.24 each, equal to the TSX closing price of the Common Shares on March 6, 2013). The actual value received by Mr. Skippen on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(8)

Represents the value of 80,000 RSUs granted to Mr. Skippen on January 1, 2012 which vested as to 26,667 RSUs on each of January 1, 2013 and January 1, 2014, and as to 26,666 RSUs on January 1, 2015 (on the date of grant, these RSUs had a value of $5.77 each, equal to the TSX closing price of the Common Shares on December 31, 2011). The value actually received by Mr. Skippen on the vesting of these RSUs differed from their grant date valuation.

(9)

Represents the value of 76,522 RSUs granted to Mr. McEwan on February 10, 2014 which vested as to 25,508 RSUs on January 1, 2015, and will vest as to 25,507 RSUs on each of January 1, 2016 and January 1, 2017 (on the date of grant, these RSUs had a value of $3.14 each, equal to the TSX closing price of the Common Shares on February 7, 2014). The actual value received by Mr. McEwan on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(10)

Represents the value of 8,139 RSUs granted to Mr. McEwan on March 7, 2013 which vested as to 2,713 RSUs on each of March 7, 2014 and March 7, 2015, and will vest as to 2,713 RSUs on March 7, 2016 (on the date of grant, these RSUs had a value of $4.24 each, equal to the TSX closing price of the Common Shares on March 6, 2013). The actual value received by Mr. McEwan on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(11)

Represents the value of 15,000 RSUs granted to Mr. McEwan on January 1, 2012 which vested as to 5,000 RSUs on each of January 1, 2013, January 1, 2014 and January 1, 2015 (on the date of grant, these RSUs had a value of $5.77 each, equal to the TSX closing price of the Common Shares on December 31, 2011). The value actually received by Mr. McEwan on the vesting of these RSUs differed from their grant date valuation.

(12)

Michael Vladescu was appointed WiLAN’s Chief Operating Officer effective March 3, 2012. Mr. Vladescu’s annualized salary for the fiscal year ended December 31, 2012 was $299,910 as converted to United States dollars using the Bank of Canada average exchange rate of CDN$1.00 = US$1.0003 for the year ended December 31, 2012. Mr. Vladescu’s compensation paid in fiscal 2012 was converted to United States dollars using the Bank of Canada average exchange rate for the period March 7, 2012 to December 31, 2012 of CDN$1.00 = US$1.0016.

(13)

Represents the value of 67,091 RSUs granted to Mr. Vladescu on February 10, 2014 which vested as to 25,697 RSUs on January 1, 2015, and will vest as to 25,697 RSUs on each of January 1, 2016 and January 1, 2017 (on the date of grant, these RSUs had a value of $3.14 each, equal to the TSX closing price of the Common Shares on February 7, 2014). The actual value received by Mr. Vladescu on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(14)

Represents the value of 7,016 RSUs granted to Mr. Vladescu on March 7, 2013 which vested as to 2,339 RSUs on each of March 7, 2014 and March 7, 2015, and will vest as to 2,338 RSUs on March 7, 2016 (on the date of grant, these RSUs had a value of $4.24 each, equal to the TSX closing price of the Common Shares on March 6, 2013). The actual value received by Mr. Vladescu on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(15)

Represents the value of 40,000 RSUs granted to Mr. Vladescu on March 15, 2012 which vested as to 13,334 RSUs on March 9, 2013 and 13,333 RSUs on each of March 9, 2014 and March 9, 2015 (on the date of grant, these RSUs had a value of

$5.26 each, equal to the TSX closing price of the Common Shares on March 14, 2012). The value actually received by Mr. Vladescu on the vesting of these RSUs differed from their grant date valuation.

(16)

Represents the value of 69,607 RSUs granted to Mr. Parolin on February 10, 2014 which vested as to 23,203 RSUs on January 1, 2015, and will vest as to 23,202 RSUs on each of January 1, 2016 and January 1, 2017 (on the date of grant, these RSUs had a value of $3.14 each, equal to the TSX closing price of the Common Shares on February 7, 2014). The actual value received by Mr. Parolin on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(17)

Represents the value of 7,437 RSUs granted to Mr. Parolin on March 7, 2013 which vested as to 2,479 RSUs on each of March 7, 2014 and March 7, 2015, and will vest as to 2,479 RSUs on March 7, 2016 (on the date of grant, these RSUs had a value of $4.24 each, equal to the TSX closing price of the Common Shares on March 6, 2013). The actual value received by Mr. Parolin on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(18)

Represents the value of 10,000 RSUs granted to Mr. Parolin on January 1, 2012 which vested as to 3,334 RSUs on January 1, 2013 and as to 3,333 RSUs on each of January 1, 2014 and January 1, 2015 (on the date of grant, these RSUs had a value of $5.77 each, equal to the TSX closing price of the Common Shares on December 31, 2011). The value actually received by Mr. Parolin on the vesting of these RSUs differed from their grant date valuation.

(19)

Represents the value of 52,938 RSUs granted to Mr. Stanwood on February 10, 2014 which vested as to 17,646 RSUs on January 1, 2015, and will vest as to 17,646 RSUs on each of January 1, 2016 and January 1, 2017 (on the date of grant, these RSUs had a value of $3.14 each, equal to the TSX closing price of the Common Shares on February 7, 2014). The actual value received by Mr. Stanwood on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(20)

Represents the value of 6,118 RSUs granted to Mr. Stanwood on March 7, 2013 which vested as to 2,040 RSUs on March 7, 2014 and as to 2,039 RSUs on March 7, 2015, and will vest as to 2,039 RSUs on March 7, 2016 (on the date of grant, these RSUs had a value of $4.24 each, equal to the TSX closing price of the Common Shares on March 6, 2013). The actual value received by Mr. Stanwood on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(21)

Represents the value of 15,000 RSUs granted to Mr. Stanwood on June 5, 2012 which vested as to 5,000 RSUs on each of June 5, 2013, June 5, 2014 and June 5, 2015 (on the date of grant, these RSUs had a value of $4.84 each, equal to the TSX closing price of the Common Shares on June 4, 2012). The value actually received by Mr. Stanwood on the vesting of these RSUs differed from their grant date valuation.

Incentive Plan Awards

General information on the Corporation’s incentive plans is provided under the heading “Security Based Compensation Arrangements” below.

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all of the Options and RSUs that had been granted and were outstanding to any of the Named Executive Officers as at December 31, 2014.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (2)	Number of Shares or Units of Shares that Have Not Vested (#)(3)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(4)

James D. Skippen	170,000	$2.18	December 16, 2015	$139,213	243,716	$731,090
	160,000	$3.69	December 15, 2016	$0	--	--
	1,000,000	$4.76	March 3, 2017	$0	--	--
	400,000	$4.35	March 9, 2018	$0	--	--
	240,000	$3.77	March 7, 2019	$0	--	--

Shaun McEwan	140,000	$2.18	December 16, 2015	$114,646	86,948	$260,823
	80,000	$3.69	December 15, 2016	$0	--	--
	200,000	$4.76	March 3, 2017	$0	--	--
	200,000	$4.60	December 13, 2017	$0	--	--
	130,000	$3.77	March 7, 2019	$0	--	--

Michael Vladescu	440,000	$4.35	March 9, 2018	$0	95,101	$285,280
	120,000	$3.77	March 7, 2019	$0	--	--

Andrew Parolin	26,867	$2.18	December 16, 2015	$22,001	77,898	$233,675
	60,000	$3.69	December 15, 2016	$0	--	--
	200,000	$4.76	March 3, 2017	$0	--	--
	150,000	$4.60	December 13, 2017	$0	--	--
	100,000	$3.77	March 7, 2019	$0	--	--

Ken Stanwood	189,000	$3.88	November 10, 2010	$0	62,016	$186,033
	50,000	$4.76	March 3, 2017	$0	--	--
	50,000	$4.34	June 5, 2018	$0	--	--
	84,000	$3.77	March 7, 2019	$0	--	--

Notes:

(1)	Represents Option exercise prices converted from Canadian dollars to United States dollars using the Bank of Canada closing exchange rate on December 31, 2014 of CDN$1.00 = US$0.8620.

(2)

Represents the difference between the market value of the Common Shares on December 31, 2014, based on the TSX closing price of the Common Shares of $3.00 on December 31, 2014 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date), and the United States dollar exercise price of the relevant Options.

(3)	Represents unvested RSUs held at December 31, 2014.

(4)

Represents the payout value of unvested RSUs on December 31, 2014 based on the market value of the Common Shares on December 31, 2014, based on the TSX closing price of the Common Shares of $3.00 on December 31, 2014 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date). Actual amounts to be paid out upon the vesting of such RSUs will differ from such values.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during fiscal 2014.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(3)

James D. Skippen	$0 (4)	$209,279 (5)	$208,607

Shaun McEwan	$0 (6)	$57,430 (7)	$65,839

Michael Vladescu	$0 (8)	$47,764 (9)	$40,436

Andrew Parolin	$0 (10)	$45,589 (11)	$46,196

Ken Stanwood	$0 (12)	$23,404 (13)	$60,557

Notes:

(1)

The value of option-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date. The amounts reflect the value of the vested options assuming they were exercised on the vesting date and not realized values.

(2)

The value of share-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

The value of Canadian dollar incentive compensation paid to Named Executive Officers other than Mr. Stanwood was converted to United States dollars using the Bank of Canada closing exchange rate on January 30, 2015, the date on which these amounts were paid, of CDN$1.00 = US$0.7867. Amounts paid to Mr. Stanwood were paid in United States dollars.

(4)

Represents the vesting of: (a) 333,333 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 133,333 Options having an exercise price of $4.55 on March 9, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 9, 2014 of CDN$1.00 = US$0.9017) on which date the closing price of the Common Shares on the TSX was $3.05; and (c) 80,000 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the closing price of the Common Shares on the TSX was $3.05.

(5)

Represents payments in respect of (a) 40,000 RSUs that vested on January 1, 2014 on which date the closing price of the Common Shares on the TSX was $3.34, (b) 6,666 RSUs that vested on March 3, 2014 on which date the closing price of the Common Shares on the TSX was $3.07 and (c) 18,152 RSUs that vested on March 7, 2014 on which date the closing price of the Common Shares on the TSX was $3.05.

(6)

Represents the vesting of: (a) 66,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 66,666 Options having an exercise price of $4.61 on December 13, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on December 13, 2014 of CDN$1.00 = US$0.8642) on which date the closing price of the Common Shares on the TSX was $2.96; and (c) 43,334 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the closing price of the Common Shares on the TSX was $3.05.

(7)

Represents payments in respect of (a) 11,666 RSUs that vested on January 1, 2014 on which date the closing price of the Common Shares on the TSX was $3.34, (b) 3,333 RSUs that vested on March 3, 2014 on which date the closing price of the Common Shares on the TSX was $3.07 and (c) 2,713 RSUs that vested on March 7, 2014 on which date the closing price of the Common Shares on the TSX was $3.05.

(8)

Represents the vesting of (a) 110,000 Options having an exercise price of $4.55 on March 9, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 9, 2014 of CDN$1.00 = US$0.9017) on which date the closing price of the Common Shares on the TSX was $3.05 and (b) 40,000 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the closing price of the Common Shares on the TSX was $3.05.

(9)

Represents payments in respect of (a) 13,333 RSUs that vested on March 7, 2014 on which date the closing price of the Common Shares on the TSX was $3.05 and (b) 2,339 RSUs that vested on March 9, 2014 on which date the closing price of the Common Shares on the TSX was $3.05.

(10)

Represents the vesting of: (a) 66,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 50,000 Options having an exercise price of $4.61 on December 13, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on December 13, 2014 of CDN$1.00 = US$0.8642) on which date the closing price of the Common Shares on the TSX was $2.96; and (c) 33,334 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the closing price of the Common Shares on the TSX was $3.05.

(11)

Represents payments in respect of (a) 8,333 RSUs that vested on January 1, 2014 on which date the closing price of the Common Shares on the TSX was $3.34, (b) 3,332 RSUs that vested on March 3, 2014 on which date the closing price of the Common Shares on the TSX was $3.07 and (c) 2,479 RSUs that vested on March 7, 2014 on which date the closing price of the Common Shares on the TSX was $3.05.

(12)

Represents the vesting of: (a) 16,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 16,667 Options having an exercise price of $4.60 on June 5, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on June 5, 2014 of CDN$1.00 = US$0.9150) on which date the closing price of the Common Shares on the TSX was $3.03; and (c) 28,000 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the closing price of the Common Shares on the TSX was $3.05.

(13)

Represents payments in respect of (a) 2,040 RSUs that vested on March 7, 2014 on which date the closing price of the Common Shares on the TSX was $3.05 and (b) 5,000 RSUs that vested on June 5, 2014 on which date the closing price of the Common Shares on the TSX was $3.03.

Termination and Change of Control Benefits

Pursuant to the Amended CEO Agreement, if Mr. Skippen’s employment is terminated without “just cause”, he would be entitled to payment of $1,508,500A and to exercise any Options and PRSUs for the duration of their terms or to have such Options and PRSUs bought out by WiLAN. If Mr. Skippen’s employment is terminated for “just cause” or if he resigns, he would not be entitled to any special benefits. The Amended CEO Agreement does not provide for any special benefits upon any change of control of the CorporationB.

Pursuant to Mr. Stanwood’s employment agreement, if Mr. Stanwood’s employment with the Corporation is terminated without cause, Mr. Stanwood is entitled to payment of three months’ base salaryC.

Pursuant to each Named Executive Officer’s respective employment agreements, each as amended, other than Mr. Skippen and Mr. Stanwood, if any such Named Executive Officer’s employment with the Corporation is terminated without cause (including by way of constructive dismissal), such Named Executive Officer is entitled to:

(1)	payment of 24 months’ base salary and payment of 2 years’ target annual incentive;

(2)

immediate vesting and payout of all unvested RSUs that would have vested in the next 2 years and that would have otherwise terminated unvested upon the Named Executive Officer’s termination of employment; and

A	As converted from Canadian dollars based on the Bank of Canada closing exchange rate on December 31, 2014 of CDN$1.00 = US$0.8620.
B

A circumstance in which Mr. Skippen provides at least one year’s notice of resignation, agrees to enter into a five-year consulting contract with WiLAN and agrees to work to find a suitable replacement Chief Executive Officer, will be treated as a termination without “just cause” provided that Mr. Skippen will forfeit half of all Options held at the time.

C	All amounts payable to Mr. Stanwood would be paid in United States dollars.

(3)	immediate full vesting of all Options held by such Named Executive Officer.

Upon any termination of employment, each Named Executive Officer has also agreed to: (a) not reveal any of WiLAN’s confidential information following such termination; (b) not, directly or indirectly advise, consult or provide services to any person engaged in licensing negotiations or litigation with the Corporation for two years following such termination; (c) not, directly or indirectly, induce any employee of WiLAN to leave the employ of the Corporation for two years following such termination; (d) be available for 30 days following such termination to assist with the orderly transition of their roles, duties and responsibilities with WiLAN to their successor(s); and (d) cooperate with the Corporation in any litigation following termination.

In addition, pursuant to Mr. Vladescu’s employment agreement, any “Change of Control” (as that term is defined in the Option Plan) of WiLAN will be deemed to result in Mr. Vladescu’s employment with the Corporation being terminated without cause, thereby entitling him to the rights to which he would be entitled under any other termination without cause.

Payments on Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of the Named Executive Officers assuming termination on December 31, 2014(1).

Name	Salary Based Entitlements	Other Cash Based Entitlements	Other Incentive Plan Based Entitlements

James D. Skippen	$1,508,500	$129,155	$433,595

Shaun McEwan	$504,383	$31,833	$403,457

Michael Vladescu	$521,775	$41,461	$434,904

Andrew Parolin	$483,449	$35,345	$328,242

Ken Stanwood	$60,531	$10,367	$69,228

Note:

(1)

Except with respect to Mr. Stanwood, all amounts are as converted to United States dollars using the Bank of Canada closing exchange rate on December 31, 2014 of CDN$1.00 = US$0.8620. Mr. Stanwood’s incentive compensation is paid in United States dollars.

Director Compensation

The following table provides information regarding compensation paid to non-executive members of the Board during fiscal 2014.

Name	Fees Earned ($) (1)	Share-Based Awards ($) (2)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

Robert Bramson	$56,420	$66,070 (3)	--	--	--	$122,490

Dr. Michel Fattouche	$42,377	$64,292 (4)	--	--	--	$106,669

John Gillberry	$42,377	$67,514 (5)	--	--	--	$109,891

William Jenkins	$24,811	$95,092 (6)	--	--	--	$119,903

Paul McCarten	$89,282	$64,577 (7)	--	--	--	$153,859

Jim Roche	$36,220	$64,715 (8)	--	--	--	$100,935

Richard Shorkey	$54,330	$66,562 (9)	--	--	--	$120,892

Notes:

(1)

All compensation paid in Canadian dollars was converted to United States dollars using the Bank of Canada average of CDN$1.00 = US$0.9055 for the year ended December 31, 2014. Mr. Bramson’s compensation is paid in United States dollars converted from Canadian dollars at the Bank of Canada closing exchange rate on the date of payment.

(2)

The value of share-based awards was calculated using the applicable TSX closing price on the grant date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

Represents the grants of: 20,135.04 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 139.10 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 375.37 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 385.52 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(4)

Represents the grants of: 20,000 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 236.69 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 243.08 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(5)

Represents the grants of: 20,244.84 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 252.19 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 488.13 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 501.32 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(6)

Represents the grants of: 20,445.86 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 4,610.77 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 743.71 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 4,154.90 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(7)

Represents the grants of: 20,021.71 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 22.36 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 258.98 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 265.98 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(8)

Represents the grants of: 20,032.47 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 33.45 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 270.04 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 277.33 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(9)

Represents the grants of: 20,172.57 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 177.75 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 413.91 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 425.09 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

During fiscal 2015, subject to the minimum share ownership requirement discussed below, each non-executive member of the Board is entitled to receive a fee in the amount of CDN$40,000 and the

Chairman is entitled to receive an additional fee in the amount of CDN$45,000. The chairs of each of the Audit Committee, Compensation Committee and Governance Committee are entitled to receive additional fees in the amounts of CDN$20,000, CDN$15,000 and CDN$8,000 respectively. Members of the Board who attend meetings in person, away from their place of residence, are entitled, for each such meeting, to additional fees in the amount of (a) CDN$1,700 for members residing within a short (e.g. less than 2 hours’) regular flight of the meeting location, (b) CDN$2,200 for members residing within a medium (e.g. between 2 and 5 hours’) regular flight of the meeting location and (c) CDN$3,000 for members residing within a distant (e.g. more than 5 hours’) regular flight of the meeting location. Directors are also reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Minimum Share Ownership Requirement

The Board has established a minimum share ownership requirement for non-executive directors under which each such director must own Common Shares and/or DSUs having an aggregate value of CDN$50,000 ($43,100 on December 31, 2014) prior to the earlier of March 4, 2014 and five years after joining the Board. Until such time as a non-executive director holds Common Shares and/or DSUs having an aggregate value of CDN$50,000 ($43,100 on December 31, 2014), that director will receive all fees for serving on the Board in the form of DSUs. The non-executive members of the Board as at December 31, 2014 held the following Common Shares and DSUs:

Name of Board Member	Common Shares Held on December 31, 2014	DSUs Held on December 31, 2014	Aggregate Value of Common Shares and DSUs (1)
Robert S. Bramson	12,000	32,479.68	$133,439
Dr. Michel T. Fattouche	2,232,264	20,479.77	$6,758,231
John K. Gillberry	75,000	42,236.61	$351,710
William K. Jenkins	53,000 (2)	64,350.69	$352,052
W. Paul McCarten	30,000 (3)	22,408.93	$157,227
Jim Roche	10,000	23,365.39	$100,096
Richard J. Shorkey	15,601 (4)	35,814.23	$154,246

Notes:

(1)

Represents the value of Common Shares and DSUs on December 31, 2014 based on the TSX closing price of the Common Shares of $3.00 on December 31, 2014 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date).

(2)	Includes 4,000 Common Shares held jointly by Mr. Jenkins and his spouse.
(3)	Does not include 3,600 Common Shares owned beneficially and of record by Mr. McCarten’s spouse, over which Common Shares Mr. McCarten has irrevocably disclaimed any and all control and direction.
(4)	Includes 5,000 Common Shares held by Mr. Shorkey’s spouse.

Directors’ Outstanding Share-Based Awards and Option Based Awards

The following table sets out all of the options that had been granted and were outstanding to any of the members of the Board as at December 31, 2014.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)

Robert Bramson	30,000	$2.18	December 16, 2015	$24,567	--	--
	20,000	$3.69	December 15, 2016	$0	--	--
	17,000	$4.76	March 3, 2017	$0	--	--
	19,802	$4.35	March 9, 2018	$0	--	--
	20,000	$3.77	March 7, 2019	$0	--	--

Dr. Michel	30,000	$2.18	December 16, 2015	$24,567	--	--
Fattouche	20,000	$3.69	December 15, 2016	$0	--	--
	17,000	$4.76	March 3, 2017	$0	--	--
	19,802	$4.35	March 9, 2018	$0	--	--
	20,000	$3.77	March 7, 2019	$0	--	--

John Gillberry	30,000	$2.18	December 16, 2015	$24,567	--	--
	20,000	$3.69	December 15, 2016	$0	--	--
	17,000	$4.76	March 3, 2017	$0	--	--
	19,802	$4.35	March 9, 2018	$0	--	--
	20,000	$3.77	March 7, 2019	$0	--	--

William Jenkins	30,000	$2.18	December 16, 2015	$24,567	--	--
	20,000	$3.69	December 15, 2016	$0	--	--
	17,000	$4.76	March 3, 2017	$0	--	--
	19,802	$4.35	March 9, 2018	$0	--	--
	20,000	$3.77	March 7, 2019	$0	--	--

W. Paul McCarten	29,411	$2.93	August 11, 2016	$2,059	--	--
	17,000	$4.76	March 3, 2017	$0	--	--
	19,802	$4.35	March 9, 2018	$0	--	--
	20,000	$3.77	March 7, 2019	$0	--	--

Jim Roche	29,411	$2.93	August 11, 2016	$2,059	--	--
	17,000	$4.76	March 3, 2017	$0	--	--
	19,802	$4.35	March 9, 2018	$0	--	--
	20,000	$3.77	March 7, 2019	$0	--	--

Richard Shorkey	30,000	$2.18	December 16, 2015	$24,567	--	--
	20,000	$3.69	December 15, 2016	$0	--	--
	17,000	$4.76	March 3, 2017	$0	--	--
	19,802	$4.35	March 9, 2018	$0	--	--
	20,000	$3.77	March 7, 2019	$0	--	--

Notes:

(1)	Represents Option exercise prices converted from Canadian dollars to United States dollars using the Bank of Canada closing exchange rate on December 31, 2014 of CDN$1.00 = US$0.8620.

(2)

Represents the difference between the market value of the Common Shares on December 31, 2014, based on the TSX closing price of the Common Shares of $3.00 on December 31, 2014 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.8620 on that date), and the United States dollar exercise price of the relevant Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each member of the Board, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during fiscal 2013.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

Robert Bramson	$0 (3)	$69,137 (4)	--

Dr. Michel Fattouche	$0 (5)	$67,359 (6)	--

John Gillberry	$0 (7)	$70,581 (8)	--

William Jenkins	$0 (9)	$98,160 (10)	--

W. Paul McCarten	$0 (11)	$67,645 (12)	--

Jim Roche	$0 (13)	$67,782 (14)	--

Richard Shorkey	$0 (15)	$69,630 (16)	--

Notes:

(1)

The value of option-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date. The amounts reflect the value of the vested options assuming they were exercised on the vesting date and not realized values.

(2)

The value of share-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

Represents the vesting of: (a) 5,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 6,601 Options having an exercise price of $4.55 on March 9, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 9, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05; and (c) 6,667 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05.

(4)

Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2014 on which date the TSX closing price of the Common Shares was $3.07; and (b) the grants of: 20,135.04 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 139.10 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 375.37 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 385.52 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(5)

Represents the vesting of: (a) 5,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 6,601 Options having an exercise price of $4.55 on March 9, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 9, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05; and (c) 6,667 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05.

(6)

Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2014 on which date the TSX closing price of the Common Shares was $3.07; and (b) the grants of: 20,000 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 236.69 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 243.08 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(7)

Represents the vesting of: (a) 5,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 6,601 Options having an exercise price of $4.55 on March 9, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 9, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05; and (c) 6,667 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05.

(8)

Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2014 on which date the TSX closing price of the Common Shares was $3.07; and (b) the grants of: 20,244.84 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 252.19 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 488.13 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 501.32 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(9)

Represents the vesting of: (a) 5,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 6,601 Options having an exercise price of $4.55 on March 9, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 9, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05; and (c) 6,667 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05.

(10)

Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2014 on which date the TSX closing price of the Common Shares was $3.07; and (b) the grants of: 20,445.86 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 4,610.77 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 743.71 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 4,154.90 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(11)

Represents the vesting of: (a) 5,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 6,601 Options having an exercise price of $4.55 on March 9, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 9, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05; and (c) 6,667 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05.

(12)

Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2014 on which date the TSX closing price of the Common Shares was $3.07; and (b) the grants of: 20,021.71 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 22.36 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 258.98 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 265.98 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(13)

Represents the vesting of: (a) 5,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 6,601 Options having an exercise price of $4.55 on March 9, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 9, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05; and (c) 6,667 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05.

(14)

Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2014 on which date the TSX closing price of the Common Shares was $3.07; and (b) the grants of: 20,032.47 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 33.45 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 270.04 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 277.33 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

(15)

Represents the vesting of: (a) 5,666 Options having an exercise price of $4.98 on March 3, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 3, 2014 of CDN$1.00 = US$0.9022) on which date the closing price of the Common Shares on the TSX was $3.07; (b) 6,601 Options having an exercise price of $4.55 on March 9, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 9, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05; and (c) 6,667 Options having an exercise price of $3.94 on March 7, 2014 (as converted to United States dollars based on the Bank of Canada closing exchange rate on March 7, 2014 of CDN$1.00 = US$0.9017) on which date the TSX closing price of the Common Shares was $3.05.

(16)

Represents: (a) a payment in respect of 1,000 RSUs that vested on March 3, 2014 on which date the TSX closing price of the Common Shares was $3.07; and (b) the grants of: 20,172.57 DSUs as at February 7, 2014 on which date the TSX closing price of the Common Shares was $3.14; 177.75 DSUs as at April 11, 2014 on which date the TSX closing price of the Common Shares was $2.96; 413.91 DSUs as at July 25, 2014 on which date the TSX closing price of the Common Shares was $3.10; and 425.09 DSUs as at October 24, 2014 on which date the TSX closing price of the Common Shares was $3.15.

Security-Based Compensation Arrangements

Option Plan

The Option Plan was established in 2001, replacing the Corporation’s prior option plan, and has been amended in each of 2005, 2006, 2007, 2008, 2010 and 2013. Up to 10% of the issued and outstanding Common Shares at any given time are issuable under the Option Plan, less any Common Shares issuable under the DSU Plan, the Purchase Plan and any other equity compensation plan (including any additional Common Shares that may be authorized for issuance under the DSU Plan and the Purchase Plan at the Meeting). The Option Plan is in place to assist WiLAN in attracting, retaining and motivating directors, officers, employees and consultants of the Corporation and its subsidiaries (the “Participants”) and to closely align their personal interests with those of WiLAN’s shareholders by providing Participants with the opportunity, through Options, to acquire Common Shares.

The Option Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the Option Plan, to interpret the Option Plan, to amend or discontinue the Option Plan and to make all other determinations deemed necessary or advisable for the administration of the Option Plan. This includes the discretion to decide who will participate in the Option Plan. Under the provisions of the Option Plan, the Compensation Committee has delegated certain authority to the CEO who has been authorized to grant up to 200,000 Options in any calendar year to any employee or consultant (other than himself or any of WiLAN’s Chief Financial Officer, Chief Operating Officer, General Counsel or Corporate Secretary).

The period during which an Option may be exercised (the “Exercise Period”), subject to the provisions of the Option Plan requiring acceleration of rights of exercise, is the period determined by the Compensation Committee at the time of grant, provided that no Option may be exercised beyond ten (10) years from its date of grant. Each Option shall, among other things, contain provisions to the effect that the Option is personal to the optionee and may not be assigned. Each Option must provide that: (a) upon the death of the optionee, the Option will terminate on the earlier of the date determined by the Compensation Committee, which shall not be more than twelve months from the date of death, and the last day of the Exercise Period; and (b) if the optionee is no longer a director or officer of, in the employ of, or providing ongoing management or consulting services to WiLAN, the Option shall terminate on the earlier of (i) the expiry of the period not in excess of 90 days following the date that the optionee ceases to be a WiLAN director, officer or employee, or ceases to provide ongoing management or consulting services to WiLAN, as the case may be, and (ii) the last day of the Exercise Period.

The Option Plan provides that any Option that would otherwise expire during or immediately following any “blackout” period during which the Corporation imposes trading restrictions on its employees and directors, will have its expiration date extended to the date which is ten business days following the end of that “blackout” period, provided that no Option may be exercised beyond ten (10) years from its date of grant.

The maximum number of Common Shares that may be reserved for issuance to any one Participant pursuant to Options granted under the Option Plan shall not exceed 5% of the then issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance to WiLAN insiders pursuant to the Option Plan and issued to insiders under the Option Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security based compensation arrangements of the Corporation is 10% of the Common Shares then issued and outstanding.

The exercise price of Options issued pursuant to the Option Plan is determined by the Compensation Committee but cannot be less than the closing market price of the Common Shares on the TSX on the trading day immediately prior to the grant of the Option (if no trades occurred on such a day, then on the next previous day on which trading took place) or such other price determined in accordance with the Option Plan as may be set by the Board and approved by the TSX.

If WiLAN is required to deduct, withhold and remit taxes arising from any Option exercise to any taxing authority under applicable laws, the Option Plan requires the Corporation to determine the amount of those taxes (each, a “Withholding Amount”) and, at its discretion: (a) require the Participant exercising those Options to pay that Withholding Amount; (b) deduct and withhold Common Shares equal in value to that Withholding Amount (the “Withheld Shares”) from any Common Shares issued upon such exercise; and/or (c) take any other action(s) reasonably necessary to satisfy these requirements. WiLAN may sell or otherwise dispose of any Withheld Shares, at such times and at such prices as it determines, at its sole discretion but acting reasonably, that may be necessary to satisfy any Withholding Amount requirement, and remit to the exercising Participant any remaining proceeds not so required. WiLAN is not required to seek or obtain a minimum price for any Withheld Shares sold or disposed of, nor shall it is liable to any person for any loss arising out of any such sale or disposition.

WiLAN generally permits one third of an Option grant to vest, with respect to any new Participant, on the first anniversary of the date that such Participant begins rendering services to the Corporation and, with respect to existing Participants, on the first anniversary of the date at which any such existing Participant signs an agreement relating to an Option grant, with an additional one third vesting on each of the two following anniversaries of each such date. The Compensation Committee does, however, retain discretion to vary the vesting provisions of specific Option grants. Under the Option Plan, any unvested Options that are outstanding immediately prior to the occurrence of any change of control or acquisition of the Corporation, or acquisition of all or substantially all of its business, become fully exercisable upon the occurrence of any such event.

Options granted under the Option Plan may not be assigned in any manner whatsoever and the Board currently has the right, at its sole discretion, to amend the Option Plan from time to time and at any time. No amendment to the Option Plan may, however, alter or impair any Participant’s existing rights under the Option Plan or increase any Participant’s existing obligations under the Option Plan without that Participant’s consent. Certain amendments of the Option Plan are subject to the prior approval of the TSX and may require the approval of WiLAN’s shareholders. Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Option Plan, including any amendment for the purpose of curing any ambiguity, error or omission in the Option Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan; (b) suspension or termination of the Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments, stock exchange rules or accounting or auditing requirements; (d) amendments respecting administration of the Option Plan; (e) any amendment relating to the eligibility of any director, officer, employee or service provider of the Corporation or its subsidiaries to receive an Option under the Option Plan; (f) changes to the vesting provisions for any outstanding Option, except with respect to awards held by any insider; (g) amendments to reduce the exercise price of an Option, except with respect to an Option granted to an insider; (h) amendments to the termination provisions of the Option Plan or any outstanding Option, provided no such amendment may result in an extension of any outstanding Option held by an insider beyond its original expiry date; (i) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of WiLAN capital stock; (j) amendments to permit awards granted under the Option Plan to be transferable; and (k) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Options to purchase up to 10% of the outstanding Common Shares, less any Common Shares reserved for issuance under the DSU Plan, the Purchase Plan and any other equity compensation plan (including any additional Common Shares that may be authorized for issuance under the DSU Plan and the Purchase Plan at the Meeting), have been authorized under the Option Plan. As at March 31, 2015, there were outstanding Options granted pursuant to the Option Plan to purchase up to an aggregate of 8,690,914 Common Shares (or approximately 7.20% of the 120,747,848 outstanding Common Shares at that date) at prices ranging from CDN$2.53 to CDN$7.09 per share and expiring at various dates through October 30, 2020. As at March 31, 2015, the executive officers and directors of the Corporation hold, in the aggregate, Options to purchase up to 5,351,436 Common Shares (or approximately 4.43% of the 120,747,848 outstanding Common Shares at that date).

Deferred Stock Unit Plan

The DSU Plan was originally adopted by the Board effective February 23, 2005, and provided for the issuance of DSUs which were redeemable for cash only. Effective March 14, 2006, the Board amended the DSU Plan to permit the issuance of either Common Shares or cash upon the redemption of DSUs, and the DSU Plan as amended was adopted by shareholders on April 20, 2006. Further amendments to the DSU Plan were approved by WiLAN’s shareholders on April 26, 2007 and by the Board on June 3, 2008, December 19, 2008 and May 5, 2010.

No more than 430,000 Common Shares may be issued under the DSU Plan, which represents approximately 0.36% of the 120,747,848 outstanding Common Shares on March 31, 2015.

The DSU Plan provides selected officers, employees, consultants and members of the Board with compensation opportunities which are compatible with shareholder interests, encourages a sense of ownership and enhances the Corporation’s ability to retain key personnel and reward significant achievements. The DSU Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the DSU Plan, to interpret the DSU Plan, to amend or discontinue the DSU Plan and to make all other determinations deemed necessary or advisable for the administration of the DSU Plan. This includes the discretion to decide who will participate in the DSU Plan. Under the provisions of the DSU Plan, the Compensation Committee has delegated certain authority to the CEO and authorized him to grant up to 100,000 DSUs in any year to any employee or consultant (other than himself or any of WiLAN’s Chief Financial Officer, Chief Operating Officer, General Counsel or Corporate Secretary).

The maximum number of Common Shares that may be reserved for issuance to any one insider and its associates pursuant to DSUs granted under the DSU Plan shall not exceed 5% of the then issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance to WiLAN insiders pursuant to the DSU Plan and issued to insiders under the DSU Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security based compensation arrangements of the Corporation is 10% of the Common Shares then issued and outstanding. The number of Common Shares reserved for issuance pursuant to the redemption of DSUs by non-executive members of the Board may not exceed 1.4% of the total number of issued and outstanding Common Shares at any time.

Under the DSU Plan, DSUs are redeemable for their cash equivalent value (the “Cash Equivalent”) or for Common Shares (either issued from treasury or acquired on the open market). The Cash Equivalent is the amount in Canadian dollars equal to the number of DSUs redeemed multiplied by either, at the sole discretion of the Compensation Committee: (a) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the date of redemption of the DSUs; or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the date of redemption of the DSUs.

The calculation of the number of Common Shares to be issued from treasury upon a redemption of DSUs is based on, at the sole discretion of the Compensation Committee, either (a) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the relevant redemption date or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the relevant redemption on which there was a closing price.

If WiLAN acquires Common Shares on the open market upon a redemption of DSUs, those Common Shares will be acquired through an independent broker designated by the Compensation Committee (the “Designated Broker”). The Corporation will, in such circumstances, calculate the number of whole Common Shares to be purchased by the Designated Broker on the open market on behalf and for the benefit of the holder of DSUs. WiLAN, on behalf of the holder of DSUs, will pay the purchase price of the Common Shares to the Designated Broker, together with any reasonable brokerage fees or commissions related to the purchase of the Common Shares.

DSUs vest immediately upon grant, but may only be redeemed upon a DSU holder’s termination (not later than 10 business days prior to the end of the 90 day period following the date of termination), retirement or death (not later than 10 business days prior to the end of the one year period following the date of retirement or death, or December 10 of the calendar year following the year in which the retirement or death occurs). DSUs may not be assigned or transferred in any manner whatsoever other than in the case of the death or incapacity of a participant in the DSU Plan.

The Board currently has the right, at its sole discretion, to amend the DSU Plan from time to time and at any time. No amendment to the DSU Plan may, however, alter or impair any participant’s existing rights under the DSU Plan or increase any participant’s existing obligations under the DSU Plan without that participant’s consent. Certain amendments of the DSU Plan are subject to the prior approval of the TSX and the following amendments to the DSU Plan require the approval of the Corporation’s shareholders: (a) increases to the number of Common Shares issuable under the DSU Plan; (b) increases to the number of Common Shares issuable to insiders in general or issued to insiders within any one-year period; (c) changes to the formula used to calculate the number of DSUs credited to a participant with the intention of increasing the number of DSUs issuable; (d) changes that would permit the transfer or assignment of DSUs for any reason other than in connection with a participant’s estate planning; and (e) changes to the formula used to calculate the number of Common Shares from treasury to be delivered to a participant upon redemption of DSUs with the intention of increasing the entitlement of a participant thereunder. In addition, no amendment may be made to the DSU Plan that would cause the acceleration of redemption of any DSUs at a time earlier than generally contemplated by the DSU Plan.

Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the DSU Plan, including any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan; (b) suspension or termination of the DSU Plan; (c) amendments to respond to changes in legislation, regulations, instruments, stock exchange rules or accounting or auditing requirements; (d) amendments respecting administration of the DSU Plan; (e) any amendment relating to the eligibility of any director, officer or employee of the Corporation or its subsidiaries to receive a DSU under the DSU Plan; and (f) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

As at March 31, 2015, the total number of DSUs issued and outstanding under the DSU Plan was approximately 247,444, representing approximately 0.20% of the 120,747,848 outstanding Common Shares at that date if all DSUs were exercised in exchange for Common Shares. WiLAN provides no financial assistance to participants to facilitate the purchase of securities under the DSU Plan.

Employee Stock Purchase Plan

The Purchase Plan was originally adopted by the Board on February 21, 2008 and was approved by shareholders on March 27, 2008. Certain housekeeping amendments to the Purchase Plan were approved by the Board on June 3 and October 16, 2008, December 9, 2009 and April 10, 2015.

The Purchase Plan is intended to encourage Common Share ownership by eligible employees of the Corporation and its participating subsidiaries, so they may share in WiLAN’s growth by acquiring or increasing their proprietary interest in the Corporation. All regular full-time employees of the Corporation and its participating subsidiaries, but not non-executive members of the Board, may participate in the Purchase Plan. The Purchase Plan is administered by the Compensation Committee.

Eligible employees may participate in the Purchase Plan by way of payroll deduction during each six-month “offering period”. At the end of each such six-month period, the funds contributed by employees are be used to purchase Common Shares from treasury. The purchase price of any such Common Shares is the lowest Common Share market closing price during the six-month period, less an additional 10%. An aggregate maximum of 500,000 Common Shares may be purchased under the Purchase Plan, with a limit of 400,000 Common Shares in any one year. If the Purchase Plan Resolution is approved by Shareholders at the Meeting, the aggregate maximum number of Common Shares issuable under the Purchase Plan will be increased to 800,000 Common Shares net of Common Shares previously issued under the Purchase Plan. Employees may not contribute more than 5% of their annual salary to the Purchase Plan. The maximum number of Common Shares that may be reserved for issuance to WiLAN insiders pursuant to the Purchase Plan and issuable to insiders under the Purchase Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security based compensation arrangements of the Corporation is 10% of the Common Shares then issued and outstanding. WiLAN does not provide any financial assistance to eligible employees to facilitate the purchase of Common Shares under the Purchase Plan.

Under the Purchase Plan, participants may terminate their participation upon five business days’ written notice or at any time subject to the CEO’s discretion. In addition, a participant’s participation under the Purchase Plan will terminate immediately upon their termination as an employee of the Corporation or its subsidiaries, although that former participant’s contributions to the Purchase Plan accrued to the date of termination may be used to purchase Common Shares under the Purchase Plan. The Purchase Plan will terminate on the earlier of (1) the date that the Board resolves to terminate the Purchase Plan and (2) the date on which no further Common Shares are available for purchase under the

Purchase Plan. Rights under the Purchase Plan are not assignable other than by will, and may only be exercised during a participant’s lifetime by that participant or the participant’s guardian or legal representatives. Upon any sale of all or substantially all of WiLAN’s assets or a merger of the Corporation with another corporation, each right under the Purchase Plan must be assumed or an equivalent right be substituted by the successor to WiLAN.

The Board has the right to amend the Purchase Plan from time to time and at any time, however, no amendment to the Purchase Plan may alter or impair any eligible employee’s existing rights or increase their existing obligations thereunder without that employee’s consent. Certain amendments of the Purchase Plan are subject to the prior approval of the TSX and may require the approval of the Corporation’s shareholders; in particular, no amendments may be made to the Purchase Plan to increase the number of Common Shares issuable thereby or to increase the effective discount to the purchase price at which Common Shares may be purchased by eligible employees without the approval of WiLAN’s shareholders. Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Purchase Plan, including any amendment for the purpose of curing any ambiguity, error or omission in the Purchase Plan or to correct or supplement any provision of the Purchase Plan that is inconsistent with any other provision of the Purchase Plan; (b) suspension or termination of the Purchase Plan; (c) amendments to respond to changes in legislation, regulations, instruments, stock exchange rules or accounting or auditing requirements; (d) amendments respecting administration of the Purchase Plan; (e) any amendment relating to the eligibility of any employee of the Corporation or its subsidiaries to purchase Common Shares under the Purchase Plan; (f) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of WiLAN capital stock; and (g) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

As at March 31, 2015, 441,400 Common Shares have been issued pursuant to the Purchase Plan representing approximately 0.37% of the 120,747,848 outstanding Common Shares at that date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Corporation’s equity compensation plans as at December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	9,709,898 (1)	$3.89 (2)	2,314,867 (3)

Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	9,709,898	$3.89	2,314,867

(1)

These securities include Common Shares issuable pursuant to the exercise of 9,465,372 Options issued and outstanding under the Option Plan (see “Statement of Executive Compensation - Option Plan” above) and 244,526 DSUs issued and outstanding under the DSU Plan (see “Statement of Executive Compensation – Deferred Stock Unit Plan” above).

(2)	As converted from Canadian dollars using the Bank of Canada closing exchange rate on December 31, 2014 of CDN$1.00 = US$0.8620.

(3)

The Corporation’s equity compensation plans (which, at December 31, 2014, were the Option Plan, the DSU Plan and the Purchase Plan), in the aggregate, provide for the issuance of up to 10% of the issued and outstanding Common Shares at any given time (i.e. 10% of 120,247,647 issued and outstanding Common Shares at December 31, 2014).

Indebtedness of Directors and Senior Officers

Management is not aware of any indebtedness outstanding to the Corporation by any of its current or former directors, executive officers or other WiLAN employees, any nominees for director of the Corporation or any of their respective associates or affiliates, or any guarantees, support agreements, letters of credit or similar arrangements provided by WiLAN or its subsidiaries to any such persons, at any time since the commencement of the last completed financial year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares, or any affiliates or associates of any of the foregoing, in any transactions of WiLAN during fiscal 2014 or in any proposed transaction that have materially affected or that would materially affect the Corporation or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

WiLAN provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit for the Corporation’s insurance policy is $45,000,000 with a deductible amount of $50,000 payable by WiLAN. The aggregate annual premium in fiscal 2014 was CDN$444,865 paid by the Corporation.

NORMAL COURSE ISSUER BIDS

On March 11, 2013, WiLAN put in place a normal course issuer bid (the “2013 Bid”) pursuant to which the Corporation had the right but not the obligation to purchase up to 11,847,430 Common Shares, representing approximately 10% of the 118,474,299 Common Shares in the public float as of February 28, 2013. The 2013 Bid expired on March 10, 2014 on which date, 1,833,700 Common Shares had been purchased under the 2013 Bid, all of which Common Shares have been cancelled. The Corporation will provide a copy of its notice to the TSX relating to the 2013 Bid without charge to any WiLAN shareholder upon request to the Corporation’s Corporate Secretary.

On May 29, 2014, WiLAN put in place a normal course issuer bid (the “2014 Bid”) pursuant to which the Corporation had the right but not the obligation to purchase up to 11,676,510 Common Shares, representing approximately 10% of the 116,765,100 Common Shares in the public float as of May 25, 2014. The 2014 Bid will expire on May 28, 2015. As of March 31, 2015, 275,000 Common Shares had been purchased under the 2014 Bid, all of which Common Shares have been cancelled. The Corporation will provide a copy of its notice to the TSX relating to the 2014 Bid without charge to any WiLAN shareholder upon request to the Corporation’s Corporate Secretary.

APPOINTMENT OF AUDITORS

It is intended to vote the Proxy solicited hereby (unless a shareholder directs its Common Shares to be withheld from voting in the appointment of auditors) to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as WiLAN’s auditors to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. PricewaterhouseCoopers LLP was first appointed as the Corporation’s auditors on October 25, 2006. Prior to October 25, 2006, WiLAN’s auditors were KPMG LLP who acted for the Corporation since its incorporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Purchase Plan Resolution

At the Meeting, WiLAN’s shareholders will be also asked to consider and, if thought advisable, to approve, with or without variation, the Purchase Plan Resolution substantially in the form set out at Exhibit “A” to this Circular, to increase the maximum number of Common Shares reserved and authorized for issuance pursuant to the Purchase Plan (including previously issued Common Shares) by 300,000 Common Shares to 800,000 Common Shares inclusive of all Common Shares previously issued under the Purchase Plan. To become effective, the Purchase Plan Resolution must be approved by a simple majority of the votes cast at the Meeting.

The Purchase Plan is discussed in detail in this Circular under the heading “Security-Based Compensation Arrangements – Employee Stock Purchase Plan” above.

As required by the TSX, the maximum number of Common Shares that may be issued under all of WiLAN’s security-based compensation arrangements (i.e. the Option Plan, the DSU Plan and the Purchase Plan collectively) is capped at 10% of the Corporation’s issued and outstanding Common Shares. At March 31, 2015, WiLAN had 120,747,848 issued and outstanding Common Shares, permitting for a maximum of 12,074,785 Common Shares to be issued under such arrangements.

Since the first issuances under the Purchase Plan on September 30, 2008, WiLAN has issued 441,400 Common Shares to its employees under the Purchase Plan, and expects to issue more than 60,000 additional Common Shares in 2015. The maximum number of the Common Shares issuable under the Purchase Plan as contemplated by the Purchase Plan Resolution includes all Common Shares previously issued pursuant to the Purchase Plan. In other words, although the maximum number of Common Shares reserved and authorized for issuance pursuant to the Purchase Plan will be increase to 800,000 Common Shares, that 800,000 Common Shares includes the 441,400 Common Shares issued under the Purchase Plan to the date of this Circular.

These issuances assist WiLAN employees in becoming WiLAN shareholders and more closely align their interests with the broader base of the Corporation’s shareholders. The increase to the number of Common Shares issuable under the Purchase Plan is required to ensure WiLAN continues to sufficient Common Shares available for issuance under the Purchase Plan. If the Purchase Plan Resolution is not passed at the Meeting, the inventory of Common Shares available for issuance under the Purchase Plan will be exhausted by late-2015 and the Purchase Plan will no longer be available to encourage employee Common Share ownership.

Vote Required

Shareholder approval of the increase to the number of Common Shares reserved and authorized for issuance under the Purchase Plan is not required by law but is required by the rules of the TSX. The Purchase Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders present in person or voting by proxy at the Meeting.

Recommendation of the Board of Directors

The Board believes that it is advisable and in the best interests of the Corporation and its shareholders that the Corporation maintain the Purchase Plan and continue to permit employees to purchase Common Shares under the Purchase Plan. Accordingly, the Board unanimously recommends a vote “FOR” the approval of the Purchase Plan Resolution. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the approval of the Purchase Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Purchase Plan Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. WiLAN is also subject to Multilateral Instrument 52-110 – Audit Committees (“MI 52‑110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees including WiLAN’s Audit Committee. The disclosure on corporate governance practices required by NI 58-101 is provided at Exhibit “B” to this Circular and the disclosure on audit committees required by MI 52-110 is provided in WiLAN’s current Annual Information Form dated February 3, 2014 and filed on SEDAR at www.sedar.com.

PARTICULARS OF OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

SHAREHOLDER PROPOSALS

Any person entitled to vote at the next annual meeting of WiLAN’s shareholders, who desires to raise a matter at such meeting, must submit a proposal to WiLAN no later than January 14, 2016 outlining the matter in the manner contemplated in section 137 of the CBCA.

ADDITIONAL INFORMATION

Additional information concerning WiLAN may be found on SEDAR at www.sedar.com. Financial information is provided in WiLAN’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year.

Information (including copies of financial statements and MD&A) can be obtained free of charge by making a request of WiLAN’s Investor Relations Department at (613) 688-4330 or at ir@wilan.com.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of WiLAN have approved the contents and the sending of this Circular.

DATED: April 13, 2015

James D. Skippen
President & Chief Executive Officer
Wi-LAN INC.

Exhibit “A”

Purchase Plan Resolution

BE IT RESOLVED THAT:

1.the employee stock purchase plan of the Corporation (the “Purchase Plan”) be amended to increase the maximum number of common shares in the capital of the Corporation (“Common Shares”) that can be issued under the Purchase Plan from 500,000 to 800,000 Common Shares (inclusive of Common Shares previously issued under the Purchase Plan);

2. 300,000 additional Common Shares be reserved for issuance in accordance with the terms of the Purchase Plan;

3.any director or officer of the Corporation be, and each of them is hereby authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute all such documents, agreements and instruments as are necessary or advisable to give effect to the foregoing resolution, and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or advisable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such acts or things, including compliance with all Canadian securities laws and regulations; and

4.the Board of Directors of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect and fully carry out the intent of this resolution.

Exhibit “B”

Statement of Corporate Governance Practices

1. Board of Directors
(a) Disclose the identity of directors who are independent.

During the year ended December 31, 2014, Robert S. Bramson, John K. Gillberry, William K. Jenkins, W. Paul McCarten, Jim Roche and Richard Shorkey were “independent” directors (as that term is defined in Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators).

If Roxanne Anderson and Ron Laurie are elected to the Board at the Meeting, they will also be “independent” directors (as that term is defined in Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators).

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

James D. Skippen is not “independent” because he is WiLAN’s President, Chief Executive Officer and Chief Legal Officer.

Dr. Fattouche is not “independent” because he received more than $75,000 from the Corporation during the year ended December 31, 2014 for consulting services provided to WiLAN.

(c) Disclose whether or not a majority of directors are independent.	The Board is currently comprised of eight members, six of whom are “independent” directors.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Except with respect to Mr. Gillberry and Mr. Roche (who is not standing for re-election to the Board at the Meeting), none of the members of the Board are directors of any other reporting issuer (or the equivalent). Mr. Gillberry is a director of each of DataWind Inc. and Guest Logix Inc. and Mr. Roche is a director of Ballard Power Systems Inc.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

“Independent” directors hold regularly scheduled meetings as part of quarterly Board meetings at which non-independent directors and members of management are not in attendance and may also call such meetings at any time in their discretion. As Chairman of the Board, Mr. McCarten chairs these meetings. The “independent” directors have held 5 meetings since January 1, 2014.

The Audit Committee also has discussions with the auditors without management present. The “independent” directors have unfettered access to information regarding WiLAN’s activities, and have the ability to engage outside advisors and the power to meet independently of management.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Mr. McCarten was appointed Chairman of the Board effective February 1, 2012 and is an “independent” member of the Board. Mr. McCarten ensures that the Board operates independently of management and that directors have a contact in a leadership role who is “independent”. Mr. McCarten chairs sessions of the “independent” directors, serves as a liaison between the “independent” directors and management and ensures that the Board’s agenda enables it to carry out its duties successfully.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Please refer to the disclosure of the attendance record for each member of the Board contained in their respective personal information contained at pages 7 to 14 of WiLAN’s accompanying Management Information Circular.

2. Board Mandate
Disclose the text of the board’s written mandate.	The text of the Board’s written mandate (the “Mandate”) is set out in Exhibit “C” to the accompanying Management Information Circular.
3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The Board has developed written position descriptions for the Chairman of the Board and for the chairs of each Committee.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board has developed a written position description for the Chief Executive Officer.
4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i)the role of the board, its committees and its directors, and

(ii)the nature and operation of the issuer’s business

Following the election of any new director, the Corporation provides that director with copies of all of its most recent public disclosures, internal policies and charters and hosts the new director at its next quarterly business update meeting to learn the fundamentals of the Corporation’s business. In addition, all members of the Board are encouraged to attend such quarterly business update meetings to remain up-to-date on WiLAN’s business.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

Most regularly scheduled Board meetings include educational components relating to the fundamentals of the Corporation’s business taught by WiLAN executives and the Corporation’s Corporate Secretary provides regular updates to the Board on corporate governance developments. Information on seminars and conferences is also passed along to directors but attendance at such events is not mandatory. The cost of attendance at seminars and conferences is paid by the Corporation.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)disclose how a person or company may obtain a copy of the code;

(ii)describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”), with respect to which:

(i)a copy of the Code is available on the Corporation’s website at www.wilan.com and at www.sedar.com;

(ii)the Code provides for a reporting mechanism to the Board and

(iii)there has been no material change report filed that pertains to any conduct of a director or an executive officer that constitutes a departure from the Code

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Code requires that directors be free of conflicting interests when they represent the Corporation in business dealings or are making recommendations which could influence WiLAN’s subsequent actions. Directors and officers must also bring any potential or actual conflict of interest situation to the attention of the Chairman of the Board for discussion, review and written approval if required.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board believes that the Code together with WiLAN’s Corporate Disclosure and Confidentiality Policy, Trading Securities Policy and Whistleblower Protection Policy on Financial Matters are sufficient to encourage and promote a culture of ethical business conduct within the Corporation.

6. Nomination of Directors

(a)Describe the process by which the board identifies new candidates for board nomination.

(b)Disclose whether or not the board has a nominating committee composed entirely of independent directors.

(c)If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee, in consultation with the Chairman and the Chief Executive Officer, is responsible for identifying qualified director candidates pursuant to the Governance and Nominating Committee Charter (the “Governance Committee Charter”), a copy of which can be accessed at www.wilan.com.

The Governance Committee is currently composed of Messrs. Jenkins, McCarten and Roche (of whom, Messrs. Jenkins and Roche are not standing for re-election to the Board at the Meeting), each of whom is an “independent” director. The Governance Committee Charter sets out the responsibilities, powers and operation of the Governance Committee.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers	Please refer to “Compensation Discussion and Analysis” in the accompanying Management Proxy Circular.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Compensation Committee is currently composed of Messrs. Bramson, McCarten and Roche (who is not standing for re-election at the Meeting), each of whom is an “independent” director.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Compensation Committee can be accessed at www.wilan.com and sets out the responsibilities, powers and operation of the Compensation Committee.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Please refer to “Compensation Discussion and Analysis” in the accompanying Management Proxy Circular.

8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any other committees.
9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Governance Committee has the ongoing responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Evaluation criteria include such factors as the attendance record of individual Board members and the effectiveness of their participation at Board meetings.

The Governance Committee has implemented an annual anonymous survey relating to the effectiveness of the Board and its members to be completed by all Board members, the results of which are compiled by the Chair of the Governance Committee and shared with and discussed by the Governance Committee and the Board as a whole.

The Governance Committee, in consultation with the Chairman and the President & Chief Executive Officer, also prepares and approves the annual list of nominees to be presented at the Corporation’s annual meeting of shareholders.

Exhibit “C”

Mandate of the Board of Directors of Wi-LAN Inc.

*****************

WI-LAN INC.

BOARD OF DIRECTORS

MANDATE

Appointment and Composition

Directors of Wi-LAN Inc. (“WiLAN”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the WiLAN Board of Directors (the “Board”). The Board will subsequently elect a Chairman of the Board (the “Chairman”) who is not an executive officer of WiLAN or a Chairman who is an executive officer of WiLAN and a lead director who is not an executive officer of WiLAN. The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the Canada Business Corporations Act, the Toronto Stock Exchange and applicable securities regulatory authorities, as adopted or in force or amended from time to time. In this regard, at least 25% of the directors must be “resident Canadian” as defined by the Canada Business Corporations Act and at least a majority of members of the Board should qualify as “independent” directors in accordance with the rules of applicable securities regulators (collectively, the “Independence Rules” and references herein to “independent” shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of WiLAN. The Board’s relationship with WiLAN is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of the Company. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship. The Board oversees the operations of WiLAN and supervises its management, which is responsible for the day-to-day conduct of the business. The Board establishes WiLAN’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility. The Board also discharges its responsibilities through standing committees which currently include the following committees: Audit; Compensation; and Governance and Nominating. The charter of each standing committee prescribes its duties and responsibilities and is reviewed periodically by the Board.

In carrying out its responsibilities, the Board focuses on the following specific matters:

(a)	ensuring the protection and advancement of shareholder value;

(b)

setting WiLAN’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout WiLAN;

(c)	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and, as appropriate, granting any waivers to the Code;

(d)	approving the compensation for individual directors, with input from the Compensation Committee;

(e)	adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(f)	identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(g)	succession planning pursuant to the recommendations of the Compensation Committee;

(h)	approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

(i)	approving annual and interim financial results, MD&A, management proxy circulars and their publication pursuant to the recommendations of the Audit Committee;

(j)	overseeing internal control and management information systems;

(k)	setting up measures for receiving feedback from shareholders;

(l)	overseeing all matters relating to WiLAN’s legal, regulatory and financial integrity; and

(m)	adopting, pursuant to the recommendation of the Governance and Nominating Committee, a system of corporate governance policies and practices, including an annual review.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill, age and experience in the context of the needs of the Board. Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about WiLAN’s business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit WiLAN offices when appropriate; and

•	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

WiLAN has developed a Corporate Disclosure and Confidentiality Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the Toronto Stock Exchange. The Disclosure Policy Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Policy’s objectives.

WiLAN’s spokespersons as appointed by the Disclosure Policy Committee from time to time are available to shareholders by telephone, fax and e-mail and the Company maintains extensive material of interest to shareholders and investors on the Company’s web site at www.wilan.com.

General

The Board shall review and assess the adequacy of the mandate of the Board annually.

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.